AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH __, 1997
                                                      REGISTRATION NO. 333-
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                           BELL TECHNOLOGY GROUP LTD.
              (Exact name of small business issuer in its charter)

               Delaware                                  7373                                 13-3781263
  (State or other jurisdiction of in         (Primary Standard Industrial        (I.R.S. Employer Identification No.)
             corporation)                      Classification Code No.)

                                                     MARC H. BELL
                                              Bell Technology Group Ltd.
         295 Lafayette Street                    295 Lafayette Street                    295 Lafayette Street
          New York, NY 10012                      New York, NY 10012                      New York, NY 10012
            (212) 334-8510                          (212) 334-8510                          (212) 334-8510

   (Address and telephone number of        (Address and telephone number of        (Address and telephone number of
     principal executive offices)           agent for service of process)           business or intended place of
                                                                                              business)


                                    Copy to:

                            Arnold N. Bressler, Esq.
                    Milberg Weiss Bershad Hynes & Lerach LLP
                             One Pennsylvania Plaza
                             New York, NY 10119-0165

                Approximate date of proposed sale to the public:
   As soon as practicable after the Registration Statement becomes effective.

         If any of these securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ X ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration number of the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                          CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------------
     Title of Each Class of Securities to be             Amount            Proposed             Proposed           Amount of
                   Registered                             to be             Maximum             Maximum         Registration Fee
                                                       Registered       Offering Price         Aggregate
                                                                        per Security(1)    Offering Price (1)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value underlying                      661,250              $7.50            $ 4,959,375        (2)
Outstanding Redeemable Warrants
----------------------------------------------------------------------------------------------------------------------------------
Class B Redeemable Warrants.....                             661,250
----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value underlying Class B              661,250         $12.875(3)             $8,513,594         $2,935.72
Redeemable Warrants
----------------------------------------------------------------------------------------------------------------------------------
Total Registration Fee...............
----------------------------------------------------------------------------------------------------------------------------------

Footnotes on following page

                  (1) Estimated solely for the purpose of calculating the registration fee.

                  (2) Fee previously paid in connection with the Registration Statement on Form SB-2, File No. 33-98978.

                  (3) Based upon the average of the high and low prices reported on the Nasdaq SmallCap Market as of March 7, 1997 of $12.875 per share.

                  Pursuant to Rule 429 of the Securities Act of 1933, as amended, this form incorporates by reference and updates all the information contained in the Registration Statement on Form SB-2, File No. 33-98978.

                  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine. Pursuant to Rule 429 of the Securities Act of 1933, as amended, this form incorporates by reference and updates all the information

                           BELL TECHNOLOGY GROUP LTD.

                              CROSS-REFERENCE SHEET

           SHOWING LOCATION IN PROSPECTUS OF PART I ITEMS OF FORM SB-2

ITEM NUMBER AND HEADING IN
FORM SB-2 REGISTRATION STATEMENT                                       Location in Prospectus

1.       Front of Registration Statement and Outside Front Cover of    Front of Registration Statement; Outside of Front Cover Page
         Prospectus........................................

2.       Inside Front and Outside Back Cover Pages of
         Prospectus........................................            Inside Front and Outside Back Cover Pages

3.       Summary Information and Risk Factors..............            Prospectus Summary; The Company; Risk Factors

4.       Use of Proceeds...................................            Prospectus Summary; Use of Proceeds


5.       Determination of Offering                                     Outside Front Cover Page; Risk Factors; Plan of
         Price.............................................            Distribution


6.       Dilution..........................................            Not Applicable

7.       Selling Security Holders..........................            Not Applicable

8.       Plan of Distribution..............................            Outside Front Cover Page; Plan of Distribution

9.       Legal Proceedings.................................            Business

10.      Directors, Executive Officers, Promoters and
         Control Persons...................................            Principal Stockholders; Management

11.      Security Ownership of Certain Beneficial Owners and
         Management........................................            Principal Stockholders

12.      Description of Securities                                     Description of Securities

13.      Interest of Named Experts and Counsel.............            Not Applicable

                                        4


14.      Disclosure of Commission Position on Indemnification for
         Securities Act Liabilities........................            Description of Capital Stock

15.      Organization Within Last Five Years...............            Prospectus Summary; Certain Transactions


16.      Description of Business...........................            Prospectus Summary; Risk Factors; Management's Discussion
                                                                       and Analysis of Financial
                                                                       Condition and Results of
                                                                       Operations; Business

17.      Management's Discussion and Analysis or Plan
         of Operation......................................            Management's Discussion and Analysis of Financial Condition
                                                                       and Results of Operations

18.      Description of Property...........................            Business-- Properties

19.      Certain Relationships and Related Transactions....            Certain Transactions; Principal Stockholders

20.      Market for Common Equity
         and Related Stockholder Matters...................            Outside Front Cover Page;  Risk Factors; Dividend Policy;
                                                                       Description of Capital
                                                                       Stock; Shares Eligible for
                                                                       Future Sale; Market for
                                                                       Company's Common Stock

21.      Executive Compensation............................            Management


22.      Financial Statements..............................            Financial Statements


23.      Changes in and Disagreements With Accountants on Accounting
         and Financial Disclosure..........................           Not Applicable



       PRELIMINARY PROSPECTUS DATED MARCH __, 1997 SUBJECT TO COMPLETION

                           BELL TECHNOLOGY GROUP LTD.

                      1,322,500 SHARES OF COMMON STOCK AND
            661,250 REDEEMABLE CLASS B COMMON STOCK PURCHASE WARRANTS

                  This Prospectus is an offering ("Offering") by Bell Technology Group Ltd. (the "Company") to the holders of its currently outstanding redeemable Common Stock purchase Warrants (the "Old Warrants") in connection with the exercise of the Old Warrants. This Offering includes 661,250 shares of Common Stock, $.01 par value ("Common Stock") to be issued upon the exercise of the Old Warrants at a reduced exercise price of $7.50 per share, along with 661,250 redeemable Common Stock purchase warrants (the "Class B Warrants") and 661,250 shares of Common Stock to be issued upon the exercise of the Class B Warrants (together, the "Securities"). Payment of the reduced exercise price of $7.50 will entitle the holder to receive one share of Common Stock and one Class B Warrant. The Class B Warrants may not be purchased separately, but will be transferable separately after issuance. THIS OFFER WILL EXPIRE ON April __, 1997 unless extended in the sole discretion of the Company to a date no later than
__________.

                  The Company has reduced the exercise price of the Old Warrants from $7.70 per share to $7.50 per share and included the issuance of the Class B Warrant upon exercise of the Old Warrants to encourage the holders of the Old Warrants to exercise them. Upon the completion of the Offering the exercise price of the Old Warrants will revert to $7.70 per share, subject to adjustment in certain events, and the holders of the Old Warrants will not be entitled to purchase a Class B Warrant. The Old Warrants were issued by the Company in January 1996 in connection with the Company's initial public offering.

                  Upon completion of the Offering, each Old Warrant will continue to entitle the registered holder thereof to purchase one share of Common Stock at an exercise price of $7.70 per share, subject to adjustment in certain events, at any time prior to January 24, 2001. The Old Warrants are subject to redemption by the Company at $.10 per Old Warrant at any time, on not less than 30 days' prior written notice to the holders of the Old Warrants, provided the average closing bid quotation of the Common Stock of the Company as reported on The Nasdaq Stock Market, if traded thereon, or if not traded thereon, the average closing sale price if listed on a national securities exchange, has been at least 150% of the then current exercise price of the Warrants (currently $11.55 per share), for a period of twenty consecutive trading days ending on the third day prior to the date on which the Company gives notice of redemption. The Old Warrants are exercisable until the closing of the business day immediately preceding the date fixed for redemption. See "Description of Securities - Old Warrants."

                  Each Class B Warrant entitles the registered holder thereof to purchase one share of Common Stock at an exercise price of $________, subject to adjustment in certain events, at any time prior to the fifth anniversary of the date hereof. The Class B Warrants are subject to redemption by the Company at $.10 per Class B Warrant at any time commencing 12 months after the date hereof, on not less than 30 days' prior written notice to the holders of the Class B Warrants, provided the average closing bid quotation of the Common Stock as reported on The Nasdaq Stock Market, if traded thereon, or if not traded thereon, the average closing sale price if listed on a national securities exchange, has been at least 135% of the then current exercise price of the Class B Warrants (initially $________ per share), for a period of 20 consecutive trading days ending on the third day prior to the date on which the Company gives notice of redemption. The Class B Warrants will be exercisable until the close of business on the day immediately preceding the date fixed for redemption. See "Description of Securities -- Class B Warrants."

                  THIS OFFER ENTITLING HOLDERS OF OLD WARRANTS TO RECEIVE ONE SHARE OF COMMON STOCK AT THE REDUCED EXERCISE PRICE AND ONE CLASS B WARRANT UPON THE EXERCISE OF THE OLD WARRANT, SHALL EXPIRE WITHOUT ANY FURTHER NOTICE AT 5 O'CLOCK IN THE P.M. ON APRIL , 1997. HOWEVER, THE COMPANY, IN ITS SOLE DISCRETION MAY EXTEND SUCH DATE ON ONE OR MORE OCCASIONS, BUT NOT TO A DATE BEYOND _______________________.

                  Prior to the Offering, there has been no public market for the Class B Warrants, and a limited public market for the Common Stock and the Old Warrants. There can be no assurance that any public market for the Common Stock or the Old Warrants will continue after the closing of the Offering, or that a public market will develop for the Class B Warrants after the close of the Offering. The reduced exercise price of the Old Warrants, and the initial exercise price and other terms of the Class B Warrants were established by the Company and do not necessarily bear any direct relationship to the Company's assets, earnings, book value per share or other generally accepted criteria of value. The Company's Common Stock and Old Warrants are presently quoted on The Nasdaq SmallCap Market ("Nasdaq") under the trading symbols "BELT" and "BELTW," respectively, and on the Boston Stock Exchange under the trading symbols "BTG" and "BTGW," respectively. The Company intends to apply for quotation of the Class B Warrants on Nasdaq under the trading symbol "BELTZ", and on the Boston Stock Exchange under the trading symbol "BTGZ".

                  FOR A DESCRIPTION OF CERTAIN RISKS REGARDING AN INVESTMENT IN THE COMPANY, SEE "RISK FACTORS" (PAGE __).

                  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  The date of this Prospectus is ________, __ 1997

                              AVAILABLE INFORMATION

                  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Atlanta Regional Office of the Commission at 3475 Lenox Road, N.E., Suite 1000, Atlanta, Georgia 30326-7232. Copies of such materials may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site (C://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file such information electronically. The Common Stock of the Company is quoted on The Nasdaq SmallCap Market. Reports, proxy statements and other information concerning the Company may be inspected at the offices of Nasdaq, 1735 K. Street, N.W., Washington, D.C. 20006.

                  The Company has filed with the Commission a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock and Class B Warrants offered hereby. This Prospectus, which is a part of the registration statement, does not contain all the information set forth in, or annexed as exhibits to, such registration statement, certain portions of which have been omitted pursuant to rules and regulations of the Commission. For further information with respect to the Company, the Common Stock, the Old Warrants and the Class B Warrants, reference is made to such registration statement, including the exhibits thereto, copies of which may be inspected and copied at the aforementioned facilities of the Commission. Copies of such registration statement, including the exhibits, may be obtained from the Public Reference Section of the Commission at the aforementioned address upon payment of the fee prescribed by the Commission.


                               PROSPECTUS SUMMARY

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE
DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND NOTES
THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS

CERTAIN TERMS USED IN THIS PROSPECTUS ARE DEFINED IN THE GLOSSARY ON PAGE __

                                   THE COMPANY

                  The Company: (a) provides dedicated Internet access, web hosting services and customized Internet application development; (b) provides web design, interactive development and Internet commerce solutions; (c) consults with clients relative to the design and configuration of computer systems - primarily in the publishing, advertising and graphics arts industries;
(d) sells and installs computer hardware and; (e) provides 3-D animation and interactive services and (f) provides training for employees of various types of institutions and corporations in the use of computer programs and commercial Internet access. Through its various divisions, the Company:

                  o is a diversified Internet solutions provider in New York City. Its state-of-the-art Network Operations Center provides sophisticated Internet connectivity available for direct, high-speed Internet connections and World Wide Web hosting and co-location facilities. The Company also offers a complete range of Internet consulting services.

                  o is a digital media company producing broadcast quality 2D and 3D animation, interactive CD-ROM presentations, and high-impact World Wide Web sites. The Company's designers and animators are skilled in using advanced production tools such as SoftImage, Alias/Wavefront, Macromedia Authorware and Director. The Company is currently building one of the few motion capture studios in the New York City area.

                  o is engaged in the sale of computer hardware, software and peripherals. Among the principal products sold by the Company are computer operating systems manufactured by Silicon Graphics, Sun, Apple and Integraph, and computer software systems such as SoftImage and Alias. In general, The Company deals primarily with large commercial operations and systems which require vendor support, and products which cannot be purchased through mail order catalogues.

                  o is a service support and training operation. The Company maintains several training rooms at its headquarters facility which it rents out to corporations for the training of their professional staff. The Company provides a variety of modern operating equipment and current programs, together with instructors to teach how to use such equipment and programs. Some instructors are on staff and others are hired on a freelance basis as needs dictate. The Company typically charges a fixed price depending upon the size of the class, the complexity of the group and the equipment required. The Company also prepares equipment sold to customers, installs
                           LANs, provides warranty support for major hardware manufacturers, and provides ongoing service support for its customers in the form of hardware repairs and software consulting.

                  The Company was originally incorporated in the state of New York in 1989 by Marc H. Bell as NAFT International Ltd. ("NAFT"). In July 1994, the assets and liabilities of NAFT and its affiliated corporations were acquired by PFM Technologies Corporation ("PFMT") in a tax-free exchange of common stock. In September 1995, the Company was reincorporated by merger into Bell Technology Group Ltd., a Delaware corporation. The Company's executive offices are located at 295 Lafayette Street, 3rd Floor, New York, New York 10012, and its telephone number is (212) 334-8510.

                  The Company had a successful initial public offering of 1,279,642 shares of its Common Stock, together with 661,250 Old Warrants to purchase an additional 661,250 shares of Common Stock in the second quarter of fiscal 1996. The Company's Common Stock and Old Warrants are listed on The Nasdaq SmallCap Market ("Nasdaq") under the symbols "BELT" and "BELTW," respectively and on the Boston Stock Exchange under the symbols "BTG" and "BTGW," respectively. It is anticipated that the Company's Common Stock and unexercised Old Warrants, if sufficient in number, will continue to be so listed, and that the Class B Warrants will be listed on Nasdaq under the symbols "BELTZ" and on the Boston Stock Exchange under the symbol "BTGZ."

                                  THE OFFERING

                  This Prospectus is an offering ("Offering") by Bell Technology Group Ltd. (the "Company") to the holders of its currently outstanding redeemable Common Stock purchase Warrants (the "Old Warrants") in connection with the exercise of the Old Warrants. This Offering includes 661,250 shares of Common Stock, $.01 par value ("Common Stock") to be issued upon the exercise of the Old Warrants at a reduced exercise price of $7.50 per share, along with 661,250 redeemable Common Stock purchase warrants (the "Class B Warrants") and 661,250 shares of Common Stock to be issued upon the exercise of the Class B Warrants (together, the "Securities"). Payment of the reduced exercise price of $7.50 will entitle the holder to receive one share of Common Stock and one Class B Warrant. The Class B Warrants may not be purchased separately, but will be transferable separately after issuance. THIS OFFER WILL EXPIRE ON April __, 1997 unless extended in the sole discretion of the Company to a date no later than _______.

                  The Company has reduced the exercise price of the Old Warrants from $7.70 per share to $7.50 per share and included the Class B Warrant to encourage the holders of the Old Warrants to exercise them. Upon the completion of the Offering the exercise price of the Old Warrants will revert to $7.70 per share, subject to adjustment in certain events and the holders of the Old Warrants will not be entitled to purchase a Class B Warrant. The Old Warrants were issued by the Company in January 1996 in connection with the Company's initial public offering.

                  Upon completion of the Offering, each Old Warrant will continue to entitle the registered holder thereof to purchase one share of Common Stock at an exercise price of $7.70 per share, subject to adjustment in certain events, at any time prior to January 24, 2001. The Old Warrants are subject to redemption by the Company at $.10 per Old Warrant at any time on not less than 30 days' prior written notice to the holders of the Old Warrants, provided the average closing bid quotation of the Common Stock as reported on The Nasdaq Stock Market, if traded thereon, or if not traded thereon, the average closing sale price if listed on a national securities exchange, has been at least 150% of the then current exercise price of the Old Warrants (initially $11.55 per share), for a period of twenty consecutive trading days ending on the third day prior to the date on which the Company gives notice of redemption. The Old Warrants are exercisable until the closing of the business day immediately preceding the date fixed for redemption. See "Description of Securities - Old Warrants."

                  Each Class B Warrant entitles the registered holder thereof to purchase one share of Common Stock at an exercise price of $_________, subject to adjustment in certain events, at any time prior to the fifth anniversary of the date hereof. The Class B Warrants are subject to redemption by the Company at $.10 per Class B Warrant at any time commencing 12 months after the date hereof, on not less than 30 days' prior written notice to the holders of the Class B Warrants, provided the average closing bid quotation of the Common Stock as reported on The Nasdaq Stock Market, if traded thereon, or if not traded thereon, the average closing sale price if listed on a national securities exchange, has been at least 135% of the then current exercise price of the Class B Warrants (initially $________ per share), for a period of 20 consecutive trading days ending on the third day prior to the date on which the Company gives notice of redemption. The Class

B Warrants will be exercisable until the close of business on the day immediately preceding the date fixed for redemption. See "Description of Securities -- Class B Warrants."

                                OFFERING SUMMARY

The Warrant Modification Offer          The exercise price of the Old
                                        Warrants has been reduced from
                                        $7.70 to $7.50 from the date
                                        hereof until____, 1997 (the
                                        "Special Exercise Period"). Upon
                                        exercise of the Old Warrants
                                        during the Special Exercise
                                        Period, the Company will issue
                                        and deliver one share of Common
                                        Stock and one Class B Warrant.

Expiration Date of the Offer            The Special Exercise Period will
                                        expire on _____ __, 1997. The
                                        Company in its sole discretion
                                        may extend the Special Exercise
                                        Period on one or more occasions
                                        but not beyond _____, 1997.

Securities Offered                      Each of the 661,250 Old Warrants
                                        is exercisable to purchase one
                                        share of Common Stock and one
                                        Class B Warrant during the
                                        Special Exercise Period.  Each
                                        Class B Warrant entitles the
                                        registered holder thereof to
                                        purchase one share of Common
                                        Stock on or before ____, 2002
                                        for $_____, subject to adjustment
                                        in certain events and may be
                                        redeemed by the Company at $.10
                                        per Class B Warrant under
                                        certain circumstances.  The Common
                                        Stock and the Class B Warrants can be
                                        separately traded and are
                                        transferable immediately upon
                                        issuance.  See "Description of
                                        Securities".

Exercise Price of                       $7.50 for one share of Common
 Old Warrants During                    Stock and one Class B Warrant
 Special Exercise Period

Common Stock Outstanding:

Prior to the Offering                   3,044,351 shares of Common Stock
After the Offering (1):                 3,705,601 shares of Common Stock

Old Warrants Outstanding
Prior to the Offering:                  661,250

Class B Warrants Outstanding
After the Offering(1)                   661,250

Exercise Price
 Of Old Warrants                        $7.70 per share, subject to
                                        adjustment in certain
                                        circumstances.  See "Description
                                        of Securities - Old Warrants."

Exercise Period
  of Old Warrants                       Anytime prior to January 24,
                                        2001.

Redemption of
  Old Warrants                          Redeemable by the Company at any
                                        time at a price of $.10 per Old
                                        Warrant, upon not less than 30
                                        days' prior written notice to
                                        the holders of the Old Warrants,
                                        provided the average closing bid
                                        quotation of the Common Stock as
                                        reported on The Nasdaq Stock
                                        Market, if traded thereon, or if
                                        not traded thereon, the average
                                        closing sales price if listed on
                                        a national securities exchange
                                        (or other reporting system that
                                        provides last sale prices), has
                                        been at least 150% of the then
                                        current exercise price of the
                                        Old Warrants (currently $11.55 per
                                        share) for a period of 20
                                        consecutive trading days ending
                                        on the third day prior to the
                                        date on which the Company gives
                                        notice of redemption.  The Old
                                        Warrants will be exercisable
                                        until the close of business on
                                        the day immediately preceding
                                        the date fixed for redemption.  See
                                        "Description of Securities-- Old
                                        Warrants."

Exercise Price of                       $___ per share, subject to
 Class B Warrants                       adjustment in certain
                                        circumstances.  See "Description
                                        of Securities -- Class B
                                        Warrants."

Exercise Period of                      The period commencing on the date
 Class B Warrants                       of this Prospectus and expiring
                                        on _______ 2002 (five years
                                        after the date of this Prospectus).

Redemption of                           Redeemable by the Company at any
 Class B Warrants                       time commencing 12 months after
                                        the date of this
                                        Prospectus at a price of
                                        $.10 per Class B
                                        Warrant, upon not less
                                        than 30 days' prior
                                        written notice to the
                                        holders of the Class B
                                        Warrants, provided the
                                        average closing bid
                                        quotation of the Common
                                        Stock as reported on The
                                        Nasdaq Stock Market, if
                                        traded thereon, or if
                                        not traded thereon, the
                                        average closing sales
                                        price if listed on a
                                        national securities
                                        exchange (or other
                                        reporting system that
                                        provides last sale
                                        prices), has been at
                                        least 135% of the then
                                        current exercise price
                                        of the Class B Warrants
                                        (initially $_______ per
                                        share) for a period of
                                        20 consecutive trading
                                        days ending on the third
                                        day prior to the date on
                                        which the Company gives
                                        notice of redemption.
                                        The Class B Warrants
                                        will be exercisable
                                        until the close of
                                        business on the day
                                        immediately preceding
                                        the date fixed for
                                        redemption. See
                                        "Description of
                                        Securities -- Class B
                                        Warrants."

Use of Proceeds                         Assuming exercise of the Old
                                        Warrants in full, estimated net
                                        proceeds to the Company would
                                        be, approximately $4,500,000, after
                                        deduction of warrant
                                        solicitation fee and expenses estimated
                                        at approximately $459,375, however
                                        there is no assurance that any of
                                        the Old Warrants will be
                                        exercised in which case there
                                        will be no net proceeds to the
                                        Company from this Offering.
                                        Assuming exercise of the Old
                                        Warrants in full, the net
                                        proceeds will be used to: expand
                                        and upgrade the Company's
                                        Internet access and networking
                                        business and for working capital
                                        and other general corporate
                                        purposes.  See "Use of Proceeds."

Risk Factors                            The securities offered hereby
                                        involve a high degree of risk.
                                        See "Risk Factors."

Withdrawal Rights                       Exercise of the Old Warrants
                                        pursuant to this offering may be
                                        withdrawn prior to the
                                        expiration of the Special Exercise
                                        Period after which, such tenders will
                                        be irrevocable except that they
                                        may be withdrawn after _____, 1997
                                        (i.e. 40 business days from the
                                        commencement of the Offering)
                                        unless previously accepted by
                                        the Company.

Delivery of Securities                  The Company will deliver the
                                        certificates for the shares of
                                        Common Stock and the Class B
                                        Warrants issuable upon exercise
                                        of the Old Warrants as promptly
                                        as practicable upon expiration
                                        of the Special Exercise Period and
                                        any extensions thereof.

Nasdaq Symbols                          Common Stock -- BELT; Old
                                        Warrants -- BELTW; Class B Warrants -
                                        BELTZ

Boston Stock Exchange
  Symbols                               Common Stock -- BTG; Old Warrants
                                        -- BTGW, Class B Warrants - BTGZ


(1) Assuming exercise of all the Old Warrants. However, there can be no assurance that any of the Old Warrants will be exercised pursuant to this Offering. Does not include (i) up to 661,250 shares of Common Stock which will be issued upon the exercise of the Class B Warrants and (ii) an aggregate of 360,000 shares of Common Stock reserved for issuance pursuant to options available for grant under the Company's 1995 Stock Option Plan, approximately 261,563 of which options have been granted to date.


                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                  The summary consolidated financial data for the fiscal years ended September 30, 1995 and September 30, 1996, and for the three month period ended December 31, 1995 and December 31, 1996 have been derived from the Company's financial statements included elsewhere in this Prospectus. The nine month period ended September 30, 1995 and year ended September 30, 1996 which have been audited by Arthur Andersen LLP, independent public accountants, whose report thereon is also included elsewhere in this Prospectus. The summary consolidated financial data for the three month period ended December 31, 1996 are unaudited and in the opinion of management include all adjustments, consisting of only normal recurring adjustments necessary for a fair presentation of such data. In 1995, the Company changed its fiscal year end from December 31 to September 30. The summary consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                               9 MONTHS ENDED          YEAR ENDED                3 MONTHS ENDED
                                                SEPTEMBER 30,        SEPTEMBER 30,                DECEMBER 31,
                                                -------------        -------------               -------------
                                                    1995                  1996              1995               1996
Statement of Operations Data:
Revenues.........................                $8,738,410           $10,373,664        $2,422,261         $3,696,399
                                                 ----------           -----------        ----------         ----------
Gross profit.....................                 1,446,178             1,774,423           409,021            861,083
Income (loss) from operations                       130,839            (1,688,721)         (166,211)          (695,162)
Net income (loss)................                    38,859            (1,893,480)         (190,628)          (680,806)
                                                 ==========           ===========        ==========         ==========
Net income (loss) per common and
   equivalent share .............                   $0.02               ($0.72)            ($0.11)           ($0.22)
Shares used in computing net income
(loss) per share amounts ........                 1,725,000             2,633,400         1,742,855          3,042,018



                                                     SEPTEMBER 30,           SEPTEMBER 30,          DECEMBER 31,
                                                                                                    (UNAUDITED)
                                                          1995                   1996                   1995


Balance Sheet Data:
Cash and cash equivalents........                       $222,367               2,742,011            $1,463,889
Working Capital..................                        179,979               3,823,313             2,663,252
Other assets.....................                         21,364                 115,093                71,196
Total assets.....................                      2,961,550               7,809,782             8,479,493
Current liabilities..............                      2,322,141               1,720,082             3,058,937
Long-term liabilities............                        340,612                    0                     0
Stockholders' equity                                     298,797               6,089,700             5,420,556





                                                     GLOSSARY



Backbone A centralized high-speed network that interconnects smaller, independent networks.



Bandwidth                    The number of bits of information which can move
                             through a communications medium in a given amount of time.





CSU/DSU A high-speed modem, used with dedicated network connections, capable of handling connection speeds of up to 45 Mbps or more.



Firewall A system placed between networks that filters data passing through it and removes unauthorized traffic, thereby enhancing the security of the network.



HTML Hyper-Text Markup Language. Used in writing pages for the World Wide Web, it permits the text to include code that defines font, layout, embedded graphics and hypertext links.



Internet A global collection of interconnected computer networks which uses TCP/IP, a common communications protocol.



Intranet The use of the hypertext transfer protocol (http) within a private network for the purpose of disseminating html content. An Intranet is usually confined to a local area network (LAN) or private wide area network (WAN).



ISDN Integrated Services Digital Network. A communications protocol used by telephone companies to permit copper telephone wires to carry voice, data and other source materials at high speeds.



LAN Local Area Network. A data communications network designed to interconnect personal computers, workstations, minicomputers, file servers and other communications and computing devices within a localized environment.



Mbps Megabits per second. A transmission rate. One megabit equals 1,024 kilobits.



Render Farm                  The process of creating an image on a computer
                             from a collection of mathematical formulas is called rendering, a micro-processor intensive activity. A render farm is a collection of multiple computers (and therefrom micro-processors) linked together to act as a single unit.



Router A system placed between networks that relays data to those networks based upon a destination address contained in the data packets being routed.



TCP/IP                       Transmission Control Protocol/Internet Protocol.
                             A suite of network protocols that allow
                             computers with different architectures and operating system software to communicate with other computers on the Internet.



WAN Wide Area Network. A data communications network designed to connect personal computers, workstations, minicomputers, file servers and other communications and computing devices over a geographically dispersed area.



World Wide

Web or Web                   A collection of computer systems supporting
                             a communications protocol that permits multi-media presentation of information over the Internet.





                                  RISK FACTORS



                  THE SECURITIES OFFERED HEREBY INVOLVE CERTAIN RISKS. EACH PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER, ALONG WITH OTHER MATTERS REFERRED TO HEREIN, THE FOLLOWING FACTORS IN EVALUATING AN INVESTMENT IN THE SECURITIES OFFERED HEREBY:



                  1. LIMITED OPERATING HISTORY. The Company's consulting services business has been in operation for approximately six years, and the Company's VAR business has been in operation for approximately four years. However, the Company's Internet and on-line service businesses have been in operation only since early 1995 and the Company's graphic design and interactive design business has been in operation for approximately nine months, and have not yet produced significant operating revenues. In addition, as a group, the Company's officers have relatively limited operating experience in the Internet services industry.



                  2. PRIOR LOSSES. The Company incurred a net loss for the fiscal year ended September 30, 1996 in the amount of $1,893,480, and a net loss in the first quarter of the current fiscal year in the amount of $190,628. There can be no assurance that the Company will be profitable in future operating periods or that it will have sufficient cash available to meet continuing losses and necessary capital expenditures.



                  3. PRESSURE ON PROFIT MARGINS OF VALUE-ADDED RESELLERS. As a reseller of computer and peripheral equipment to corporations and other organizations, the Company faces intense competition and the use of mass marketing channels in which price-cutting is the dominant form of competition. Over the past decade, technological improvements in computer and peripheral products, and increased competition, have been accompanied by a consistent decline in their prices. This decline in prices has resulted in decreasing profit margins for computer resellers, including the Company. The industry trend is for users to hire on-staff MIS personnel or independent MIS consultants which enables the user to purchase equipment from catalogs rather than engage the services of a reseller such as the Company to design and/or install a computer system.



                  4. DEPENDENCE UPON SUPPLIERS; SOLE AND LIMITED SOURCES OF SUPPLY. The Company relies on other companies to supply certain components of its computer inventory, service and diagnostic equipment, as well as its network infrastructure (including telecommunications services and networking equipment) which, in the quantities and quality required by the Company, are available only from sole or limited sources. The Company has in the past, and may from time to time, experience delays in receiving telecommunications services and shipments of merchandise purchased for resale. There can be no assurance that the Company will be able to obtain such telecommunication services and shipments of merchandise on the scale and at the times required by the Company at an affordable cost. There can be no assurance that the Company's suppliers, will not enter into exclusive arrangements with the Company's competitors or stop selling their products or components to the Company at commercially reasonable prices, or at all.



                  5. COMPETITION WITH SUPPLIERS. The Company is dependent upon continued service from an Internet access provider ("IAP") that may, for competitive reasons, discontinue service to the Company at any time. Although there are other IAPs from whom the Company could obtain a comparable level of service, a change in access providers would likely involve significant costs and result in delays in the Company's service to its customers. In addition, these other access providers are, by definition, competitors of the Company, and may also discontinue service to the Company.

                  In order to provide Internet access and other on-line services to its customers, the Company leases long distance fiber optic telecommunications lines from more than one national telecommunications services provider does. The Company is dependent upon these providers of data communications facilities.



                  Certain of the Company's suppliers, including the regional bell operating companies ("RBOCs") and local exchange carriers ("LECs") currently are subject to various price constraints, including tariff controls, which in the future may change. In addition, regulatory proposals are pending that may affect the prices charged by the RBOCs and LECs to the Company. Such regulatory changes could result in increased prices of products and services, which could have a material adverse effect on the Company's business, financial condition and results of operations.



                  6.       INTERNET RELATED RISK FACTORS.



                           DIFFICULTY IN ESTABLISHING INTERNET ACCESS
BUSINESS. The Company's success in establishing an Internet access business will depend upon its ability to develop a reputation for reliability over the long term and the security of its current and future Internet connections. The Company must continue to expand and adapt its network infrastructure as the number of users and the amount of information they wish to transfer increases, and as the requirements of its customers change. The expansion of the Company's Internet network infrastructure will require substantial capital expenditures to purchase network-related hardware and telecommunications lines. The Company may experience insufficient revenue growth to achieve and maintain profitability if it is unable to obtain and expand an ongoing client base. If the Internet access market fails to grow, grows more slowly than anticipated, or becomes saturated with competitors, the Company's business, financial condition and results of operations would be materially adversely affected.



                           PHYSICAL RISKS ASSOCIATED WITH INTERNET ACCESS
BUSINESS. The Company's Internet operations are dependent upon the protection of its network infrastructure against damage from acts of nature, power failures, telecommunications failures and similar events. Physical protection of the Company's network infrastructure will be the primary responsibility of the Company. However, because it leases its lines from long-distance telecommunications companies, RBOCs and LECs, the Company is dependent upon these companies for physical repair and maintenance of the leased lines. Despite precautions taken by the Company, the occurrence of a natural disaster or other unanticipated problems at the Company's headquarters and network operations center in New York City, may cause interruptions in the services provided by the Company. In addition, failure of the Company's telecommunications providers to provide the data communications capacity required by the Company as a result of a natural disaster, operational disruption or for any other reason could cause interruptions in the services provided by the Company.



                           SECURITY RISKS ASSOCIATED WITH INTERNET ACCESS
BUSINESS. Despite the implementation of security measures, the core of the Company's network infrastructure is vulnerable to computer viruses and disruptive problems. The Company and other IAPs may in the future experience interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. Unauthorized use could also potentially jeopardize the security of confidential information stored in the computer systems of the Company and its customers, which may result in liability of the Company to its customers and deter potential subscribers. Although the Company intends to continue to implement industry-standard security measures, such measures have been circumvented in the past, and there can be no assurance that measures implemented by the Company will not be circumvented in the future. Eliminating computer viruses and alleviating other security problems may cause interruptions, delays or cessation of service to the Company's customers. The Company does not carry any insurance against these risks due to the unavailability of such insurance at a reasonable cost.



                  7. COMPETITION. The Company engages in an array of technology and computer-related businesses, each of which carries its own particular commercial and financial risks. There are no substantial barriers to entry into any of the Company's lines of business, and the Company encounters significant competition in each of them. The Company's competitors include (i) value-added resellers of computer, network and peripheral equipment, (ii) computer repair services and training providers, (iii) network consultants, (iv) IAPs, and (v) graphic design and consulting firms. Many of the Company's current and potential competitors have substantially greater financial, technical, marketing and other resources and larger installed customer bases than the Company. The Company expects that competition will intensify in each of its lines of business, particularly in the area of Internet services, as more competitors enter the marketplace. There can be no assurance that the Company will have the financial resources, technical expertise or marketing and support capabilities to successfully meet its competition.

                  8. RISKS OF TECHNOLOGICAL CHANGE; DEFECTS. The markets for the Company's products and services are generally characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new product and service introductions. There can be no assurance that the Company can successfully identify new product opportunities and develop and bring new products and services to market in a timely manner. The Company's pursuit of necessary technological advances will require substantial time and expense, and there can be no assurance that the Company will succeed in adapting its computer distribution and Internet services businesses to changing technology standards and customer requirements.



                  9. TECHNICAL OBSOLESCENCE. The introduction of new products and services could render the Company's existing products and services obsolete and unmarketable. This risk is present in each of the Company's product lines, but particularly in its Internet services business, which relies on the continued widespread commercial use of Transmission Control Protocol / Internetwork Protocol ("TCP/IP"). Alternative open protocol and proprietary protocol standards have been or are being developed. If any of these alternative protocols become widely adopted, there may be a reduction in the use of TCP/IP. There can be no assurance that the announcement or introduction of new products or services by the Company or its competitors or any change in industry standards will not cause customers to defer or cancel purchases of existing products or services, which could have a material adverse effect on the Company's business, financial condition and results of operations.



                  Products and services as complex as those offered by the Company may contain undetected errors or defects when first introduced or as new versions are released. The failure by the Company's suppliers to introduce a new product, service or product enhancement on a timely basis could also delay or hinder market acceptance. There can be no assurance that, despite testing by the Company or its customers, errors will not be found in new products after commencement of commercial deployment, resulting in product redevelopment costs and loss of, or delay in, market acceptance, delays in collecting accounts receivable and additional service costs.



                  10. DEPENDENCE UPON CHIEF EXECUTIVE OFFICER; NEED TO MANAGE GROWTH AND EXPANSION. The Company's success will depend upon the continued service of its President and CEO, Marc H. Bell. Mr. Bell has entered into an employment agreement with the Company pursuant to which Mr. Bell will be employed by the Company through September 30, 2000. In addition, the Company has obtained a key person life insurance policy on Mr. Bell in the amount of $1,000,000. The Company is the beneficiary of such policy.



                  The Company's success also depends upon its ability to attract and retain additional highly qualified management, technical and sales and marketing personnel. Competition for qualified employees is intense and salaries are escalating very quickly. In addition, the process of locating such personnel with the combination of skills and attributes required to carry out the Company's strategy is often lengthy.



                  As of February 28, 1997, the Company had approximately 70 full-time employees and 4 part-time employees. The Company has hired additional full-time sales staff, engineers and technicians the cost of which, at least initially, is greater than the revenue which they will generate. To manage its growth, the Company must hire and train additional qualified personnel; and must continue to expand and upgrade its sales capacity and build its network infrastructure. Failure to manage its growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.



                  11. GEOGRAPHIC CONCENTRATION; INDUSTRY CONCENTRATION.
 Almost all of the Company's current revenues are generated within the New York City metropolitan area. In addition, approximately 50% of the Company's sales are currently made to organizations engaged in the advertising and publishing industries. As a result, the Company is susceptible to fluctuations in its business caused by economic conditions in the New York City metropolitan area and/or in those industries.



                  12. GOVERNMENT REGULATION. The Internet access operations of the Company are not currently subject to direct regulation by the Federal Communications Commission or any other agency, other than regulations applicable to businesses generally. Changes in the regulatory environment relating to the Internet access industry, including regulatory changes which directly or indirectly affect telecommunication costs or increase the likelihood or scope of competition from regional telephone companies or others, could have an adverse effect on the Company's business. The Company cannot predict the impact, if any, that future regulation or regulatory changes may have on its business.



                  13. SUBSTANTIAL CONTROL BY PRINCIPAL STOCKHOLDERS. Marc H. Bell and Harpoon Holdings, Ltd. (together, the "Principal Stockholders") beneficially own or control approximately 56.9% of the outstanding shares of Common Stock. If all the Old Warrants are exercised, the Principal Stockholders will own or control approximately 47.1% of the outstanding shares of Common Stock. Harpoon has entered into a ten year Irrevocable Proxy Agreement with Marc H. Bell (the "Irrevocable Proxy"), pursuant to which Marc H. Bell has the power to vote all shares owned by Harpoon (the "Harpoon Shares") in the election of the Company's directors. The Irrevocable Proxy is intended to enable Mr. Bell to maintain control over the Company. Thus, as a practical matter, Marc H. Bell will be able to control election of the Company's Board of Directors. The Irrevocable Proxy could have the effect of depressing the market price of the Company's securities since it adversely affects the ability of other stockholders to effect changes in management of the Company. See "Principal Stockholders."



                  14. POSSIBLE ADVERSE EFFECT OF ISSUANCE OF PREFERRED STOCK. The Company's Certificate of Incorporation authorizes the issuance of 500,000 shares of "blank check" Preferred Stock, with designations, rights and preferences that may be determined from time to time by the Board of Directors. At this time, none of the shares of Preferred Stock are issued or outstanding. However, the Board of Directors is empowered, without further stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Common Stock. In addition, such charter provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock and may have the effect of delaying or preventing a change in control of the Company. The issuance of Preferred Stock also could decrease the amount of earnings and assets available for distribution to the holders of Common Stock. There can be no assurance that the Company will not issue Preferred Stock at some time in the future.



                  15. SHARES AVAILABLE FOR FUTURE SALE. Future sales of shares of Common Stock by Principal Stockholders under Rule 144 of the Securities Act or the issuance of shares of Common Stock upon the exercise of options or warrants could materially and adversely affect the market price of the Common Stock and could materially impair the Company's future ability to raise capital through an offering of equity securities. A substantial number of shares of Common Stock will become available for sale in the public market at various times. No predictions can be made as to the effect, if any, that market sales of such shares or the availability of such shares for future sale will have on the market price of the Securities prevailing from time to time. See "Principal Stockholders" and "Shares Eligible for Future Sales."

                  16. BROAD DISCRETION IN APPLICATION OF PROCEEDS. Approximately $2,075,000 of the net proceeds, if any, received upon the exercise of the Old Warrants will be applied to working capital and general corporate purposes. Accordingly, the Company will have broad discretion as to the application of such proceeds without prior stockholder approval. In addition, the management of the Company has broad discretion to adjust the application and allocation of the net proceeds upon exercise of the Old Warrants, in order to address changed circumstances and business opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of the management of the Company. See "Use of Proceeds."



                  17. ABSENCE OF DIVIDENDS. The Company has not paid any cash dividends on the Common Stock since July 1994, when NAFT and an affiliated company, both Subchapter S Corporations under the Internal Revenue Code, were acquired by PFMT, the Company's immediate corporate predecessor. As Subchapter S Corporations, NAFT and its affiliated company made several distributions to their sole shareholder, Marc H. Bell. The Company does not anticipate paying any cash dividends on the Common Stock in the foreseeable future.



                  18. SECURITIES LAWS RESTRICTIONS ON EXERCISE OF WARRANTS. In certain cases, the sale of the Class B Warrants and the Common Stock issuable upon exercise of the Class B Warrants pursuant to exercise of the Old Warrants could violate the securities laws of certain states or other jurisdictions. The Company has used and will continue to use its best efforts to cause the Registration Statement of which this Prospectus is a part to be declared effective under the laws of various states as may be required to cause the sale of securities upon exercise of Old Warrants and the Class B Warrants to be lawful. However, the Company is not required to accept the exercise of the Old Warrants, if, in the opinion of counsel, the sale of the Class B Warrants and Common Stock issuable upon exercise of the Class B Warrants would be unlawful. In such cases, the Old Warrants will not be accepted for exercise, and the holder of the Old Warrants will be required to sell the Old Warrants in the open market, if such market is available, or hold such warrants until expiration or redemption. See "Description of Securities -- Old Warrants."



                  19. POSSIBLE REDEMPTION OF OLD WARRANTS AFTER SPECIAL EXERCISE PERIOD. The Old Warrants are subject to redemption by the Company at $.10 per Old Warrant at any time, on not less than 30 days' prior written notice to the holders of the Old Warrants, provided the average closing bid quotation of the Common Stock of the Company as reported on The Nasdaq Stock Market, if traded thereon, or if not traded thereon, the average closing sale price if listed on a national securities exchange, has been at least 150% of the then current exercise price of the Old Warrants (currently $11.55 per share), for a period of twenty consecutive trading days ending on the third day prior to the date on which the Company gives notice of redemption. The Old Warrants are exercisable until the closing of the business day immediately preceding the date fixed for redemption. In the event of a redemption by the Company, holders of Old Warrants will be required to either exercise such Old Warrants by paying $7.70 per share and receiving one share of Common Stock per Old Warrant but not a Class B Warrant, or submit such Old Warrant to the Company and receive the redemption price of $.10 per Old Warrant. See "Description of Securities - Old Warrants."



                  20. POSSIBLE DELISTING AND RISK OF LOW-PRICED SECURITIES. The Company's Common Stock and Old Warrants are listed on Nasdaq and on the Boston Stock Exchange. There can be no assurance that the Company will continue to be able to satisfy certain specified financial tests and market related criteria required for continued listing on Nasdaq and the Boston Stock Exchange. In particular, the Nasdaq requires that at least 100,000 Old Warrants remain outstanding to continue trading. If the Company is unable to satisfy such maintenance criteria in the future, the Securities may be delisted from trading on Nasdaq or the Boston Stock Exchange, as the case may be. If the Securities were to be delisted from trading on each of the Nasdaq SmallCap Market or the Boston Stock Exchange, trading, if any, would thereafter be conducted in the over-the-counter market so-called "pink sheets" or the "Electronic Bulletin Board" of the National Association of Securities Dealers, Inc., and consequently an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Company's securities.



                  The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. Commission regulations generally define a penny stock to be an equity security that has a market price listed of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on Nasdaq or a national securities exchange (such as the Boston Stock Exchange) and any equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average annual revenue of at least $6,000,000, if such issuer has been in continuous operation for less than three years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.



                  In addition, if the Company's securities are not quoted on the Nasdaq SmallCap Market or the Boston Stock Exchange, or the Company does not meet the other exceptions to the penny stock regulations cited above, trading in the Company's securities would be covered by Rule 15g-9 promulgated under the Exchange Act for non-Nasdaq and non-exchange listed securities. Under such rule, broker/dealers who recommend such Securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities, in general, also are exempt from this rule if the market price is at least $5.00 per share.



                  If the Company's securities become subject to the regulations applicable to penny stocks, the market liquidity for the Company's securities could be adversely affected. In such an event, the regulations on penny stocks could limit the ability of broker/dealers to sell the Company's securities and thus the ability of purchasers of the Company's securities to sell their securities in the secondary market.



                  21. LIMITED LIABILITY AND INDEMNIFICATION MATTERS. As permitted by the Delaware Law, the Company has included in its Certificate of Incorporation a provision to eliminate the personal liability of its directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to certain exceptions. In addition, the By-laws of the Company provide that the Company is required to indemnify its officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and the Company is required to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified. At present, the Company is not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of the Company in which indemnification would be required or permitted.



                                 USE OF PROCEEDS



                  The net proceeds to the Company if all outstanding Old Warrants are exercised is estimated to be approximately $4,500,000 after payment of the warrant solicitation fee and estimated offering expenses. However, there can be no assurance that the Company will receive any proceeds from the exercise of the Old Warrants. The Company anticipates that the maximum net proceeds from the Offering will be used as follows:



                                                                                                             Approximate
                                                                                                             Percentage
                                                                                         Approximate           of Net
                                                                                           Amount             Proceeds

Upgrade of Network Operations Center (1)                                                  $1,000,000             22%
Sales and Marketing (2)                                                                      500,000             11%
Upgrade of Management Information Systems                                                    500,000             11%
(3)
Upgrade of Facilities and Equipment (1)                                                      425,000             10%
Working Capital and General Corporate                                                      2,075,000             46%
Purposes (4)
   Total                                                                                  $4,500,000            100%


(1) In order to upgrade the network operation center, the Company will need to (i) purchase additional equipment and line capacity, and (ii) maintain a sufficient inventory of network capacity to satisfy customer requirements on a timely basis. Expenditures may include the purchase of additional network servers, routers, CSU/DSUs and network computers, as well as high-speed telecommunications lines (T-1s and T-3s). These costs, along with other investments in Internet related capital equipment are estimated by the Company to be approximately $1,000,000.



(2) Represents funds required to implement the Company's sales and marketing program, including participation in trade shows, the hiring of additional sales personnel, the placing of advertising in various media, and the marketing of the Company's Internet services and promotion of the Company's other products and services.



(3) In order to integrate more efficiently the Company's various data bases and systems, the Company intends to upgrade its management information system. In connection with this project the Company will need to purchase additional equipment and programming services.

(4) If fewer than all the Old Warrants are exercised, the Company will reduce the amount of net proceeds for Working Capital and General Corporate purposes.



                  The foregoing uses of proceeds are estimates only and there could be significant variations in the anticipated use of the proceeds due to changes in business or economic circumstances and the amount of capital received pursuant to this Offering. Accordingly, the Company reserves the right to reallocate the foregoing uses of proceeds depending upon any such change of circumstances.



                  Pending specific application of the proceeds of the Offering, the net proceeds of the Offering will be invested in interest-bearing savings accounts, certificates of deposit, money market accounts, United States government obligations or other short-term interest-bearing obligations.



                                 DIVIDEND POLICY



                  The Company has not paid any cash dividends on the Common Stock since terminating its Subchapter S status under the Internal Revenue Code. The Company currently intends to retain its future earnings, if any, to fund the development and growth of its business and, therefore does not anticipate paying any cash dividends on the Common Stock in the foreseeable future.



                                 CAPITALIZATION



                  The following table sets forth the Company's actual capitalization as of December 31, 1996, without giving effect to or assuming the exercise of the Old Warrants.

                                                                                   DECEMBER 31, 1996
                                                                -------------------------------------------------------
                                                                                        Actual
                                                                -------------------------------------------------------
Current portion of notes payable                                                           $27,351

Stockholders' equity (deficit).....................................                             --

Preferred Stock, $.01 par value, 500,000 shares authorized, no shares issued and outstanding; no shares issued and outstanding pro forma; no shares issued and outstanding as
adjusted...........................................................
                                                                                                --



Common Stock, $.01 par value,
10,000,000 shares authorized,
3,042,018 shares issued and
outstanding at December 31, 1996...................................
                                                                                            30,420


Additional paid-in capital.........................................                      8,045,208
Retained Earnings..................................................                    (2,655,072)
Total stockholders' equity.........................................                      5,420,556
Total capitalization...............................................                      5,447,907
                                                                                         =========


(1) Excludes 360,000 shares of Common Stock issuable upon exercise of options granted under the Company's Stock
         Option Plan.  See "Management -- Stock Option Plan."



                   SELECTED CONSOLIDATED FINANCIAL INFORMATION



                  The selected consolidated financial data for the fiscal years ended September 30, 1996 and September 30, 1995 (which consisted of nine months) have been derived from the Company's financial statements included elsewhere in this Prospectus which have been audited by Arthur Andersen & Co. LLP, independent public accountants, whose report thereon is also included elsewhere in this Prospectus. The selected consolidated financial data for the quarter ended December 31, 1996 are unaudited and, in the opinion of management, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such data. The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                             9 MONTHS ENDED           YEAR ENDED                     3 MONTHS ENDED
                                             --------------         --------------           ---------------------------------
                                             SEPT. 30, 1995         SEPT. 30, 1996                    DEC. 31, 1996
Statement of Operations Data:
Revenues.........................               $8,738,410           $10,373,664              $2,422,261            $3,696,399
Costs and expenses:
    Cost of goods sold....................       7,292,232            8,599,241                2,013,240            2,835,316
    Selling, general and
    admin........................                1,212,829            3,186,718                 520,987             1,444,795
Income (loss) from operations                     130,839            (1,688,721)               (166,211)            (695,162)
Interest income...........................           0                 121,256                    -0-                 18,055
Interest expense..........................       (72,881)              (98,520)                (24,417)              (3,699)
Income (loss) before taxes................        57,958             (1,923,376)               (190,628)            (680,806)
Provision (benefit) for taxes.............        19,099               (29,896)                   -0-                  -0-
Net income (loss).........................        38,859             (1,893,480)               (190,628)            (680,806)
Net income (loss) per common
equivalent share (1).............                  $0.02               ($0.72)                  ($0.11)              ($0.22)
Shares used in computing net income
(loss) per
share amounts (2).........................       1,725,000            2,633,400                1,742,855            3,042,018



                                                         SEPT. 30, 1995                SEPT. 30, 1996             DEC. 31, 1996
Balance Sheet Data:
   Cash and cash
   equivalents........................                         $222,367                    $2,742,011                $1,463,889
   Working Capital....................                          179,739                     3,823,313                 2,663,262
   Other Assets.......................                           21,364                       115,093                    71,196
   Total Assets.......................                        2,961,550                     7,809,782                 8,479,493
   Current Liabilities................                        2,322,141                     1,720,082                 3,058,937
   Long-term Liabilities..............                          340,612                             0                         0
   Stockholders' equity...............                          298,797                     6,089,700                 5,420,556


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATION

GENERAL

                  The Company is a diversified, full service Internet solutions company and computer systems integrator, providing a wide range of Internet and Intranet products, services and solutions. In addition, the Company provides pre-press, video and 3-D animation and motion capture solutions to its commercial clients. The Company's goal is to become a business-to-business, one-stop provider of all things related to the Internet, whose business is based upon on-going, long term, broad based relationships with its customers.

INTERNET OPERATIONS

                  Following the date of its initial public offering, the Company has hired a staff of Internet engineers, technicians, programming specialists and sales personnel to work on developing its Internet network and support facility. During this period, the Company has substantially completed the basic engineering and programming activities necessary to provide dedicated Internet access, web hosting services and Internet consulting and facilitation services. The Company has now begun to aggressively market its Internet services and capabilities to the publishing, advertising, and media communities. Revenues from Internet related activities have been steadily increasing. Currently, the major sources of revenue for the Company's Internet related activities are:

                  a) The sale and installation of dedicated, high bandwidth, Internet connections, and

                  b)       Web hosting and co-location services

                  The Company has suspended its Internet Wired program due to a lack of interest at the user level, the difficulty of dealing with New York City landlords in wiring buildings, and better opportunities toward which it can direct its efforts.

SALES OF HARDWARE AND SOFTWARE

                  The Company has continued to diversify its offering of hardware and software products and to emphasize those products which: (a) are related to its Internet services operation; (b) generate higher profit margins;
(c) are of a type which require
greater after market support, and (d) experience less competition from mail order houses. Specifically, the Company:

                  o provides business solutions and desktop computer integration to the media and publishing industries including solutions involving interactive media and World Wide Web servers and installation of computer networks (LANs and WANs);

                  o is a value added reseller or value added dealer in computer hardware. The principal manufacturers which it represents are: Silicon Graphics, Integraph, Sun Microsystems, Cisco, and Digital Equipment networks; and

                  o in conjunction with the sale of hardware, sells, installs and supports software programs such as Alias/Wavefront, SoftImage and Avid. The Company is also a Netscape Commercial Applications Partner and a Microsoft Solutions Provider.

TRAINING

                  The Company completed construction of its new training center at 295 Lafayette Street, New York, New York in October 1996. It now has 5 classrooms, which seat a total of 66 people and a seminar room, which can accommodate 125 people. Each classroom is outfitted with a different hardware and software capability such as Alias, Photoshop, etc. Instruction is provided by both its in-house staff and independent contractors who are specialists in a particular area. Training classes are held either on the Company's premises or at the client's premises, depending upon the client's needs and desires.

                  The Company's clients include major banks, financial institutions and advertising and graphic design firms. The Company has been designated as an Alias Education Partner for the East Coast, is an Apple Training Alliance Partner and an authorized training center for Netscape, Adobe, Quark, Macromedia, and Microsoft.

                  During the first quarter of fiscal 1997, an arrangement was entered into with Pratt Institute, a New York City College specializing in the field of Graphic Arts, to provide classroom facilities on a contract basis. Revenues from training for the first quarter of the current fiscal year were in excess of $70,000. However, the Company expects that this amount will increase substantially over the next three-quarters.

INTERACTIVE MEDIA

                  The Interactive media division of the Company has focused its efforts on interactive development, and 2-D and 3-D animation, including motion capture. It recently completed a Dennis the Menace segment for Room Plus, a regional furniture manufacturer and retailer, which combined live action and 2-D animation. Recent projects also include the development of interactive computer-based training modules for Prudential Corporation for distribution on CD ROM. The Company has limited its efforts in the web design area, and in doing so reduced its full time staff in the area by 50%. The Company is now aggressively pursuing the interactive development and animation capture markets.

REVENUES FOR THE THREE MONTH PERIODS ENDED
DECEMBER 31, 1996 AND DECEMBER 31, 1995

                  Consolidated revenues for the three months ended December 31, 1996, compared to the same period in 1995, and increased approximately 54% from approximately $2.4 million to approximately $3.7 million. This increase was due to an increase in every aspect of the Company's business. The Company intends to focus its future operations primarily in the areas of Internet related activities, the development of its CD ROM and 3-D animation operations and training programs, and is looking toward a substantial increase in revenues from such operations.

COST OF REVENUES FOR THE THREE MONTH PERIODS ENDED
DECEMBER 31, 1996 AND DECEMBER 31, 1995

                  Cost of Revenues for the three months ended December 31, 1996 were approximately $2.8 million, or approximately 76.% of revenues, as compared to $2 million or approximately 83% of revenues for the comparable period in fiscal 1996. The increase in gross profit margin was due to the fact that an increased percentage of sales came from sales of services (which generated higher profit margins) rather than sales of products. In addition, product sales of more sophisticated computer systems, which required greater pre-sales, and after market customer assistance, and therefore generated higher profit margins, increased.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES FOR THE
THREE MONTH PERIODS ENDED
DECEMBER 31, 1996 AND DECEMBER 31, 1995

                  For the three months ended December 31, 1996, Selling, General and Administrative expenses increased from approximately $521,000 (or 21% of Revenues) to approximately $1.4 million (or 39% of Revenues). This increase was due primarily to an increase in payroll resulting from: (a) hiring engineers to complete system development and sales people to market the systems which have not reached their revenue generation potential; (b) the promotion by the Company of its Shared Direct Access Internet program; and (c) the re-focusing and development of its graphic arts related business. The Company anticipates that revenues from sales of its expanded product line, and Shared Direct Access Internet connections will continue to increase as a percentage of its revenues. However, the Company expects to continue to show losses until such time as it receives greater marketplace recognition for its products and services.

                  In the interim, commencing in January 1997, the Company has commenced an internal cost cutting program. Specifically, it has consolidated all of its operations at 295 Lafayette Street, New York, New York and surrendered its premises at 611 Broadway, New York, New York. This was made possible by the exercise by the Company of an option to acquire additional space at its corporate headquarters at a price of $4.00 per square foot. The Company has also begun to streamline some of its operations and has suspended its Internet Wired program.

NET LOSS FOR THE THREE MONTH PERIODS ENDED
DECEMBER 31, 1996 AND DECEMBER 31, 1995

                  For the three month period ended December 31, 1996, the Company incurred a net loss of approximately $680,000 compared to a net loss of approximately $191,000 for the corresponding three month period ending December 31, 1995. The Company expects to continue to suffer losses for at least the next two quarters.

Twelve Months Ended September 30, 1996 compared With Nine Months
Ended September 30, 1995

                  The financial statements contain results of operations for the twelve month period ended September 30, 1996 and the nine month period ended September 30, 1995. The Company received the proceeds of its public offering on February 1, 1996. These facts should be considered in reading the following discussion.

                  Revenues increased from $8,738,410 in fiscal 1995 to $10,363,664 in fiscal 1996 because of the longer fiscal year. While the Company's actual revenues are not steady on a month by month basis, for comparison purposes only, average monthly revenues in fiscal 1996 were approximately $864,000 as contrasted with average monthly revenues in fiscal 1995 of approximately $971,000. This decline is due to the substantial reduction in sales of Apple computer products which produced large sales numbers because of the price of the products being sold. The Company is replacing these sales in part with sales of other products and with Internet related sales, training and service. The Company anticipates that, in the future, a greater percentage of revenues will result from Internet related sales which have higher gross profit margins.

                  Cost of Revenues remained constant from fiscal 1995 to fiscal 1996 at approximately 83%. While the Company is now focusing on Internet related sales, training and service, revenues for these areas accounted for less than 10% of revenues in fiscal 1996. In addition, the Company relocated its operations in the fourth quarter of fiscal 1996, which adversely impacted revenues and gross profit margins.

                  Approximately $220,000 of the Company's loss from operations in 1996 was due to depreciation and $257,000 was due to write-off of Debt Issuance Costs related to a debt incurred prior to the initial public offering. The balance of the loss (in the amount of $1,416,480) can be traced directly to Selling, General and Administrative costs. Within this category, a substantial portion of such costs were related to payroll. The monthly payroll of the Company increased from $162,233 for the month of October 1995 to $308,115 for the month of October 1996. This increase in payroll was for sales staff, engineering staff and technicians working in the Internet sales and engineering departments of the Company. In the initial phases of operation, such increased payroll resulted in no significant revenue. This negative trend continued in the fourth quarter so that selling, general and administrative costs as a percentage of revenues increased from approximately 22% in the quarter ended December 31, 1995 to approximately 39% in the quarter ended September 30, 1996.

                  Expenditures for research and development increased by $23,250. This increase was for internet programming work done by the Company in setting up its Internet network.

                  As a result of the above, the Company reported a net loss for 1996 of $1,893,480 or ($0.72) per share as opposed to the reported net income in 1995 of $38,859 or $0.02 per share. Losses will continue in the first half of the current fiscal year.


LIQUIDITY AND CAPITAL RESOURCES

                  The Company (through its NAFT International Ltd. subsidiary) presently has approximately $3.0 million available to it pursuant to a Revolving Credit Agreement (to finance its accounts receivable and inventory) with NationsCredit Commercial Corporation of America ("NationsCredit"). As of December 31, 1996, the Company had a net outstanding of approximately $1.2 million under this agreement. Such obligation is secured by a continuing security interest in substantially all of the assets of the Company. The borrowings bear interest at the prime rate plus 1.5%. Pursuant to the terms of these agreements, NAFT

International, Ltd. is required to maintain certain liquidity ratios, which the Company is currently maintaining.

                  The Company had a negative cash flow of approximately $1.3 million for the three months ended December 31, 1996. This resulted in part from a cash loss in operations of approximately $500,000, the increase in accounts receivable of approximately $1.3 million, offset in part by the increase in accounts payable of approximately $500,000. In addition, the purchase of property and equipment of approximately $700,000 was offset by the net proceeds of short-term borrowings of approximately $800,000.

                  Due to the Company's negative cash flow from operations and past and future expenditures under its aggressive program of capital expenditures, the Company must either increase its borrowings under its NationsCredit line of credit, and/or raise additional equity or loan capital from outside sources. There can be no assurance that the Company could successfully raise such additional capital.

FORWARD LOOKING STATEMENTS

                           The foregoing Management Discussion and Analysis
contains certain forward looking statements. Due to the fact that the Company faces intense competition in a business characterized by rapidly changing technology, actual results and outcomes may differ materially from any such forward looking statements. Future results of operations are, in general, difficult to forecast due to the fast moving pace of the industry.

                                    BUSINESS

                  Bell Technology Group Ltd., together with its wholly-owned subsidiaries (the "Company") provides a diversified program of services to its clientele, including:

                  o dedicated Internet access, web hosting services and customized Internet application development;

                  o web design, interactive development and Internet commerce solutions;


                  o consultation with clients relative to the design and configuration of computer systems primarily for use in the publishing, advertising and graphics arts industries;

                  o sale and installation of computer hardware and software;

                  o        2-D and 3-D animation and interactive services;

                  o training for employees of various types of institutions and corporations in the use of computer programs and commercial Internet access.

                  INTERNET SERVICES

                  The Company's state-of-the-art network operations center provides sophisticated Internet connectivity available for direct, high-speed Internet connections and World Wide Web hosting and co-location facilities. The Company also offers a complete range of Internet consulting services.

                  During the past fiscal year, the Company has increased its focus on its Internet operations. The Company will continue to develop, upgrade, monitor and maintain its facilities as additional clients (users) are added to the system and technology improves. During the fiscal year ended September 30, 1996, the Company hired approximately 9 graduate engineers and technicians.

                  The Company has developed multiple platform worldwide web hosting and developing capabilities. The Company is able to create multi-media web sites and provide high-speed access to the Internet for the client/user. The Company designs the web, and hosts the site by providing the appropriate hardware, network and maintenance services. Among the proprietary solutions developed by the Company are an Internet based Commerce Solution, which includes secure credit card transaction processing, a shopping cart for browsing merchandise on-line, and a video-streaming technology that allows for pay-per-view programming.

                  During the past fiscal year, the Company has spent over $1 million building a state-of-the-art network operations center at it's new location. The 2,000 square foot network operations center offers customers the ultimate in network connectivity. Connected to three Tier I Internet carriers via redundant fiber optics, and providing connectivity to leased line clients via an OC-48 on the NYNEX SONET ring, the Company is poised to service the most demanding companies in New York City. Additionally, the network operations center offers secure on-premises co-location services for those clients focused on Internet publishing on the World Wide Web. The Company will use a portion of the proceeds from the exercise of the Old Warrants, if any, to expand the network operations center facility. See "Use of Proceeds."

                  Other services offered by the Company to it's customers include dial-up Internet access, ISDN, leased lines, web hosting, programming, firewall, network security and system design services. Due to the existence of its sales and service operation the Company is able to offer customers support and services on all major operating systems including UNIX, IRIX, Windows NT and Mac OS.

                  The Company provides consulting services in the areas of inter-networking, computer and network security, network design and network operation.

                  PRODUCT SALES

                  The Company has been shifting its emphasis from the sale of low margin products with intense price competition to higher-end, higher margin hardware products such as Silicon Graphics, Integraph, Sun Microsystems, Cisco, Digital Equipment, and software products such as SoftImage, Alias/Wavefront, and Avid. These products are generally not purchased through mail order (as are Compaq and Apple products, for example) and require a higher level of sales effort and after-market support such as training. The Company has continued its original program of moving away from the more competitive computer sales market into the area of Internet focused computer solutions.

                  The great majority of the Company's customers are "Fortune 1000 Companies" which maintain an ongoing relationship with the Company. The goal of the Company is to convert its product customers to users of the various Internet and training programs run by the Company.

                  SERVICE AND TRAINING

                  The Company services the products which it sells by providing warranty repair services as well as contract support of system software and hardware. Hardware contracts are issued for a fixed price and for a fixed term. Contracts for software support and maintenance are issued on the basis of prepaid hours where a customer prepays for a block of hours, which may be used at any time. Payments for service contracts are accounted for ratably over the period of the contract. Payments for prepaid hours are accounted for as the hours are used.

                  The Company maintains several classrooms at its headquarters facility which it rents out to corporations for the training of their professional staff. The Company provides a variety of modern operating equipment and current programs, together with instructors to teach how to use such equipment and programs. Some instructors are on staff and others are hired on a freelance basis as needs dictate. The Company typically charges a fixed price depending upon the size of the class, the complexity of the group and the equipment required.

                  In September, 1996, the Company began an aggressive program to market its in-house training facilities. The Company provides training services for the more sophisticated computer software programs which it sells. Training is marketed to large advertising and publishing firms, banks, large financial institutions, clothing manufacturers, and the like, which send their personnel to the Company's facility to attend one to five day programs. The Company's modern classrooms at its corporate headquarters can accommodate groups of up to 150. Training rooms are equipped with modern hardware, computer desks and other appropriate classroom equipment and various programs are loaded into equipment as required by the users. The Company intends to expand this operation into a major source of revenue and include training at the customer's own site. The Company also provides training sessions at its customers' sites. In such events, it provides trainers, materials and any software or special hardware required.

                  MULTIMEDIA AND GRAPHIC ARTS

                  The Company's graphic arts capabilities include creating and assembling World-Wide Web sites, interactive applications such as computer based training and promotional sales material, and broadcast quality 2-D and 3-D animation. It works with content providers such as marketing firms to provide the technical and design aspects of a project for large-scale multimedia projects including sites to be used on the Internet.

                  The Company designs internal communications products used by businesses for computer based in-house training and intranet development. In addition the Company provides front-end graphics for database driven web sites.

                  The Company is currently building a motion capture studio for advanced 3D animation services.

                  The Company has three main areas of digital design development: animation, interactive and web production. The animation department is fully staffed with creative directors who specialize in Alias & SoftImage (the two animation packages with the greatest market share) and render their work on a state-of-the-art render farm from Silicon Graphics. The Silicon Graphics hardware farm is such an investment and such an asset to an animator that major national broadcast companies rent time on the farm when the Company isn't using it. The Company's Authorware division is responsible for creating computer based training and computer based sales tools for companies such as BMW, Prudential and others. The Company's Web Design department is staffed with HTML editors, programmers and producers who have already produced Internet sites for a variety of companies in several industries. Most recently, the Company has leveraged its Internet knowledge and expertise to develop Intranets for companies such as Simon & Schuster.

                  COMPETITION

                  There are no substantial barriers to the entry into any of the Company's lines of business, and the Company encounters significant competition in each of them. The Company's competitors include (i) value added resellers of computer, network and peripheral equipment, (ii) computer repair services and training providers, (iii) computer consultants,
(iv) Internet service providers, and (v) graphic design and consulting firms. Many of the Company's current and potential competitors have substantially greater financial, technical, marketing and other resources and larger installed customer bases than the Company. The Company expects that competition will intensify in each of its lines of business, particularly in the area of Internet services, as more competitors enter the marketplace.

                  DEPENDENCE UPON SUPPLIERS

                  The Company relies on other companies to supply certain components of its computer inventory, service and diagnostic equipment, as well as its network infrastructure (including telecommunications services and networking equipment) which, in the quantities and quality required by the Company, are available only from sole or limited sources. The Company has in the past, and may from time to time, experience delays in receiving telecommunication services and shipments of merchandise. There can be no assurance that the Company will be able to obtain such telecommunication services and merchandise on the scale and at the times required by the Company at an affordable cost.

                  EMPLOYEES

                  At February 28, 1997, the Company had approximately 70 full time employees and 4 part-time employees.

                  PROPERTIES

                  The following table sets forth, with respect to properties leased (none are owned) by the Company in March 1997, the location of the property, the date on which the lease expires and the use which the Company makes of such facilities:

                                  Expiration
Address of Lease                     Date                Use                                   Square Feet

295 Lafayette Street                   2007          executive & sales offices                     17,000
New York, New York                                   training facilities                            3,000
                                                     service                                        3,000
                                                     shipping and receiving                         8,000
                                                     Network Operations Center                      2,000

                  The Company considers that, in general, its physical properties are well maintained, in good operating condition and adequate for its purposes.

MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

                  The following sets forth information with respect to the executive officers and directors of the Company as of the date of the Prospectus.


                                       Position With The Company
Name and Age                           and Principal Occupation                             Held Office Since

Marc H. Bell, 29                       Chairman (Chief Executive Officer)                   1989
                                       and Director

Robert B. Bell, 57                     Executive Vice President,                            1994
                                       Chief Financial Officer, Director

William T. Jahnke, 41                  Vice President                                       1997

Marc Jaffe, 28                         Vice President                                       1997

Alan Levy, 35                          Treasurer (Chief Accounting                          1997
                                                      Officer)
Tsuyoshi Shiraishi, 52                 Director                                             1995

Martin Fox, 60                         Director                                             1995

Dr. Richard Videbeck, 73               Director                                             1995


                  MARC H. BELL has been the President and Chief Executive Officer since he founded the Company in 1989. He has had more than eight years of experience in the computer industry. Mr. Bell has a B.S. degree in accounting from Babson College and an M.S. degree in Real Estate Development and Investment from New York University.

                  ROBERT BELL has served as Executive Vice President and Chief Financial Officer of the Company and its corporate predecessor since 1994. Prior to joining the Company, Mr. Bell was a practicing attorney in New York City for more than five years. Prior to 1994, Mr. Bell was for many years also an Adjunct Professor at New York University. He is primarily responsible for the administration of the Company's financial affairs and day to day business operations. Robert Bell is the father of Marc H. Bell.

                  WILLIAM T. JAHNKE, 41, has been a Vice President of the Company since March 1997 and the Director of Corporate Sales of the Company since August 1995. Prior to joining the Company, Mr. Jahnke was president and chief operating officer of Vernon Computer Rentals and Leasing from February 1989 to December 1994, where he pioneered and implemented a nationwide asset management program for Apple which is used by several thousand U.S. sales representatives. Mr. Jahnke received a B.S. Degree in Computer Science from Seneca College in 1975.

                  MARC JAFFE, 28, a Vice President of the Company since March 1997 and Director of On-Line Services, joined the Company in early 1995 to run the Company's Internet services business. Prior to joining the Company, Mr. Jaffe has extensive experience in the use of computers and telecommunications in the advertising and marketing industry. Mr. Jaffe recently developed an Internet-focused marketing strategy that won the prestigious CreaTech Award, presented by ADVERTISING AGE magazine, and has spoken at numerous Internet conferences sponsored by Apple Computer. Prior to joining the Company, Mr. Jaffe was a department manager at Sid Patterson Advertising Inc. in New York City since 1989. Mr. Jaffe graduated from Colgate University in 1989, where he received a Bachelor of Arts Degree.

                  ALAN LEVY, 35, joined the Company in February 1997 as the Controller. He became Treasurer (Chief Accounting Officer) in March 1997. Prior to joining the Company, Mr. Levy for three years was the Assistant to the Vice President of Finance of Del Laboratories, Inc., a manufacturer and wholesaler of cosmetics and over-the-counter pharmaceuticals. Prior to that, Mr. Levy for three years was a Technical Manager with the American Institute of Certified Public Accountants. He is a Certified Public Accountant and received his Bachelors degree in Public Accounting from Long Island University, C.W. Post Campus.

                  TSUYOSHI SHIRAISHI has been a director of the Company since July 1, 1994. Mr. Shiraishi has been the Chairman of Century World PTE Ltd., an investment consulting firm and the Managing Director of Harpoon since 1992. Prior to that, Mr. Shiraishi was the Director of Marketing & Investment for Kajima Overseas Asia PTE Ltd., a subsidiary of Kajima Corporation, an international construction company, since 1990. In addition, since 1990, Mr. Shiraishi has been Vice Chairman of Century International Hotels, which operates and manages 17 hotels in the Pacific Rim. He is the sole shareholder of Harpoon, which acquired 50% of the capital stock of the Company as of July 1, 1994. Mr. Shiraishi is a Japanese citizen and a resident of Singapore.

                  MARTIN FOX has been a director of the Company since October 1995. Mr. Fox has been, for more than five years, the President and a director of Initio, Inc., a publicly owned mail order retailer of consumer products.

                  RICHARD VIDEBECK has been a director of the Company since October 1995. Since 1983, Dr. Videbeck has been an independent consultant in consumer risk analysis, particularly for retailers and banks. From 1974 until 1986, Dr. Videbeck was a professor of sociology at the University of Illinois at Chicago. From 1974 until 1977, Dr. Videbeck was the Dean of the Doctor of Arts Program of the Graduate College of the University of Illinois at Chicago.

                  The directors serve until the next annual meeting of the Company's stockholders and until their respective successors are duly elected and qualified or until their earlier resignation, death or removal. Officers are appointed by, and serve at the discretion of, the Board. Marc H. Bell and Robert Bell have each entered into employment agreements with the Company. See
" -- Employment Arrangements."

OTHER KEY EMPLOYEES

                  MARC MANDEL, 30, currently serves as the Director of Publishing Sales and is an Internet Sales Account Executive for the Company. Mr. Mandel has been with the Company since August 1993. Prior to joining the Company, Mr. Mandel was President of Desktop Designs Ltd., a VAR of Apple and Silicon Graphics systems, which he founded in 1986. Mr. Mandel has degrees in Marketing and Management from Western New England College.

                  MARIANNE MCCORMACK, 45, has served as the Company's Director of Service and Training Operations since June 1994. Prior to joining the Company, Ms. McCormack was the Director of Training and Technical Support at J&J Computing since October 1990. She holds a Masters of Science Degree in Educational Computing from Iona College and a Bachelor of Arts degree in Mathematics from Rutgers University. Ms. McCormack has been actively involved in computer education since 1974.

                  JERROLD HOFFMAN, 52, the Company's Director of Purchasing since January 1994, has extensive experience in purchasing, production, sales and budgeting. Prior to joining the Company, Mr. Hoffman served for eight years as production manager at A. Kamhi, Inc., an apparel manufacturer. He received his Bachelor's degree in economics from Hunter College.

BOARD COMPENSATION

                  Each director of the Company who is not employed by the Company, and who does not beneficially own more than 5% of the outstanding Common Stock of the Company, will be entitled receive (i) the sum of $1,000 per meeting attended by such outside director and (ii) options to purchase a total of 3,000 shares of Common Stock per year. Such options are immediately exercisable, have a ten-year term, subject to certain restrictions, and are exercisable at the fair market value of the Common Stock at the date of the grant. Of the current board members, only Mr. Fox and Dr. Videbeck are entitled to receive such compensation. The stock options granted to them expire in October 2005 and October 2006 and are exercisable at $7.00 and $8.625, respectively. In addition, at the discretion of the Board of Directors, directors may be reimbursed for reasonable travel expenses in attending Board and committee meetings.

EXECUTIVE COMPENSATION

                  SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

                  The following table sets forth information concerning the compensation received for services rendered to the Company during the past three fiscal years by Marc H. Bell, the Chief Executive Officer. No other executive officer received compensation in excess of $100,000 during any of the past three fiscal years.

                           SUMMARY COMPENSATION TABLE

                               ANNUAL COMPENSATION


Name and
Principal Position                                        Year                                    Salary

Marc H. Bell                                              1996                                   $165,000
President and Chief                                       1995                                   $ 45,000
Executive Officer                                        1994(1)                                 $149,000


(1) Prior to July 1, 1994, the Company was a Subchapter S corporation for purposes of the Internal Revenue Code. The amount shown is for a twelve month period and includes dividend distributions made by the Company.

STOCK OPTIONS

                  The Company has not granted any stock options to Marc
H. Bell. For information with respect to options granted to certain other key employees, see " -- Stock Option Plan."

STOCK OPTION PLAN

                  The Company has adopted the 1995 Stock Option Plan (the "Stock Option Plan"), pursuant to which options to acquire an aggregate of 360,000 shares of Common Stock have been reserved for issuance to employees, officers or directors of, or consultants to, the Company. The Board has discretionary authority to determine the types of stock options to be granted, the persons eligible to receive stock options, those to whom options may be granted, the number of shares to be subject to such options, the exercise price of such option and the terms of the stock option agreements. The exercise price may be paid in cash, certified or bank check, or in stock of the Company valued at its then fair market value. Options are non-transferable (including pursuant to a final divorce decree or property division settlement or agreement) except by will or by the laws of descent and distribution. The Company has filed a registration statement on Form S-8 with respect to the shares of Common Stock to be issued upon the exercise of the options granted under the Stock Option Plan.

                  As of February 28, 1997 the Company had granted options to purchase approximately 261,563 shares of Common Stock under the Stock Option Plan, including options to purchase 90,000 shares granted to Robert Bell, the Company's Executive Vice President, options to purchase 6,000 shares granted to Mr. Fox, a director, and options to purchase 6,000 shares granted to Dr. Videbeck, a director. The exercise price of all options granted to date is between $7.00 and $12.625 per share and the term of the options is ten years from the date of grant.

SHARE DEPOSIT AGREEMENT

                  Pursuant to a Share Deposit Agreement between the Principal Stockholders), the Company and Rickel, the Principal Stockholders have deposited with the Company an aggregate of 420,000 of the shares of Common Stock owned by them. The Share Deposit Agreement was negotiated between the Principal Stockholders and Rickel as a means for the Principal Stockholders to demonstrate their confidence in the Company's future and their commitment to the Company. The Principal Stockholders will retain the right to vote such shares during the term of the agreement. The shares so deposited by them will not be released until January 24, 2004 unless the Company reports "pre-tax net income" (as defined in the Share Deposit Agreement) in excess of $3,500,000 during the eight quarters ending March 31, 1998, in which event all of such shares will be released.

EMPLOYMENT ARRANGEMENTS

                  In October 1995, the Company entered into an employment agreement with Marc H. Bell, which extends for a period of five years, terminating on September 30, 2000. Pursuant to the terms of the agreement, Mr. Bell receives a base salary of $200,000 per year effective January 1, 1996. Mr. Bell's base salary will increase 5% per year for each year that the Company reports net income. In addition, Mr. Bell may at any time during the term of the Agreement require the Company to make a five year loan to him, bearing interest at 8.75% per annum in the amount of approximately $115,000. The agreement also provides for a severance payment to Mr. Bell in the event of a "change of control" of the Company equal to 2.99 times his average annual compensation, including bonus, during the term of the agreement.

                  The Company has also entered into an employment agreement with Robert Bell, Executive Vice President, for a term of two years, terminating on September 30, 1997. Pursuant to the terms of the agreement, effective January 1, 1996, Mr. Bell's base salary is $125,000 per annum. Mr. Bell's base salary will increase 5% per year for each year that the Company reports net income. Mr. Bell also has the right to terminate his employment agreement on 60 days prior written notice.

                  The Company has also entered into employment agreements with several of its key employees who are not executive officers. Many of these agreements contain non-competition provisions in the event of termination for cause by the Company, or termination without cause by the employee.

                  In addition to base compensation, the Company intends to reserve at the end of each fiscal year a sum equal to ten (10%) percent of the consolidated net income of the Company (computed before provision for federal and state income taxes-the "Bonus Pool"), for allocation among the officers of the Company and certain key employees (including Marc H. Bell). Marc H. Bell will receive an amount equal to 5% of the pre-tax income over $1 million (50% of the Bonus Pool to the extent, if any, that the Bonus Pool exceeds $100,000). The Board of Directors of the Company will determine the allocation of the Bonus Pool to other employees to the extent the Bonus Pool is in excess of Mr.
Bell's allocable share as set forth above.

                  In addition, the Company has obtained a key person life insurance policy on Mr. Bell in the amount of $1,000,000. The Company is the beneficiary of such policy.

LIMITED LIABILITY AND INDEMNIFICATION MATTERS

                  As permitted by the Delaware Law, the Company has included in its Certificate of Incorporation a provision to eliminate the personal liability of its directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to certain exceptions. In addition, the Bylaws of the Company provide that the Company is required to indemnify its officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and the Company is required to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified. At present, the Company is not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of the Company in which indemnification would be required or permitted. The Company believes that the provisions discussed above are necessary to attract and retain qualified persons as directors and officers.

                  The Company has been advised that it is the position of the Commission that insofar as the foregoing provision may be invoked to disclaim liability for damages arising under the Securities Act, such provision is against public policy as expressed in the Securities Act and is therefore unenforceable.


                                LEGAL PROCEEDINGS

                  In January 1997, an action was commenced, in the Supreme Court of the State of New York, County of New York, by a company which allegedly provides website services against General Media International, Inc., the Company and two individuals. The Complaint alleges that the Company tortiously interfered with the plaintiff's contractual and business relations with General Media International, Inc. The Company believes that the action against it is without merit and intends to vigorously defend itself.

                  Except for the foregoing, as of the date hereof there are no legal proceedings pending against the Company.

                             PRINCIPAL STOCKHOLDERS

                  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of February 28, 1997 by each beneficial owner of more than 5% of the outstanding shares thereof known to the Company, and by each director and executive officer named in the Summary Compensation Table and all executive officers and directors of the Company as a group, both before and after giving effect to this Offering.

NAME AND ADDRESS OF                                   SHARES OF COMMON                       PERCENTAGE OF
BENEFICIAL OWNER(1)                                         STOCK                          OUTSTANDING COMMON
                                                        BENEFICIALLY                         STOCK OWNED(3)
                                                            OWNED


                                                                     PRIOR TO                 BEFORE                  AFTER
                                                                   OFFERING(2)              OFFERING               OFFERING


Marc H. Bell(4)...........................                           1,802,142                 56.9%                  47.1%

Tsuyoshi Shiraishi (4)(5)
Harpoon Holdings, Ltd.
2 Handy Road, #11-09 Cathay
Building, Singapore 229233                                             862,500                 28.4%                  23.2%

Robert B. Bell (6)                                                      90,000                  2.9%                   2.4%

Martin Fox                                                               6,000                     *                      *
2001 Tonnelle Avenue
North Bergen, NJ 07047

Richard Videbeck (7)                                                     6,000                     *                      *
3249 East Angler's Stream
Avon Park, FL 33825

All executive officers and
directors as a group (8
persons)(7)...............................                           1,808,142                 59.4%                  48.8%



 *        Less than 1%

(1) The address for Messrs. Marc and Robert Bell is c/o Bell Technology Group Ltd., 295 Lafayette Street, New York, NY 10012.

(2) Under the rules of the Securities and Exchange Commission, a person is deemed to be the beneficial owner of a security if such person has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities if that person has the right to acquire beneficial ownership within 60 days. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities. Unless otherwise indicated by footnote, the named entities or individuals have sole voting and investment power with respect to the shares of Common Stock beneficially owned.

(3) Represents the number of shares of Common Stock beneficially owned as of February 28, 1997 by each named person or group, expressed as a percentage of all of the shares of such class outstanding as of such date. Assumes the total number of shares of Common Stock to be outstanding after this Offering includes 661,250 shares of Common Stock to be issued upon the exercise of the Old Warrants.

(4) Includes the 862,500 Harpoon Shares which are subject to the October 1995 Irrevocable Proxy Agreement entered into between Harpoon and Marc H. Bell, pursuant to which Harpoon has granted Mr. Bell the sole right to vote the Harpoon Shares with respect to the election of the Company's directors. The Irrevocable Proxy Agreement terminates in
          October 2005.  Also includes 420,000 Shares subject to the
          Share Deposit Agreement. See "Management-Share Deposit Agreement." Also includes 90,000 shares with respect to which Robert Bell, the Company's Executive Vice President, and 30,000 with respect to which Leslie Bell, the Company's Assistant Secretary, have currently exercisable options to purchase. Robert Bell and his daughter Leslie Bell, have entered into an agreement pursuant to which Marc H. Bell, or in the alternative, the Company has the right to acquire any shares purchased pursuant to the exercise of such options for the fair market value of such shares on the date of exercise.

(5) Mr. Shiraishi, a director of the Company, is the sole shareholder of Harpoon. See "Management -- Executive
          Officers and Directors."

(6) The named individual has the right to acquire the number of shares shown pursuant to a currently exercisable stock option.

(7)       Includes currently exercisable stock options to purchase
          126,000 shares.

During the 40 business days prior to the date of this Prospectus, the Company, its executive officers and directors have not effected any transactions in the Old Warrants, nor does the Company have any contract, arrangement, understanding or relationship directly or indirectly in connection with this Offering, with any of its executive officers or directors.


MARKET FOR COMPANY'S COMMON STOCK

                  The Company's Common Stock is traded on the Nasdaq SmallCap Market System. The following table indicates high and low sales quotations for the periods indicated based upon information supplied by Nasdaq, Inc. since the Company's initial public offering in January, 1996. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                  1997                        LOW              HIGH
                  first quarter               8 7/8             9 7/8


                  1996                        LOW              HIGH
                  ----                        ---              ----
                  second quarter              7 3/4            10 1/2
                  third quarter               8 5/8            10
                  fourth quarter              7 1/2             9 1/2

                  The number of holders of record of the Company's Common Stock on February 28, 1997 was 28, which does not include individual participants in security position listings.


                            DESCRIPTION OF SECURITIES

GENERAL

                  The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, par value $.01 per share, and 500,000 shares of Preferred Stock, par value $.01 per share. The Preferred Stock may be issued with such rights, designations and privileges (including redemption and voting rights) as the Board may, from time to time, determine.

COMMON STOCK

                  There are 3,044,351 shares of Common Stock outstanding as of February 28, 1997 held of record by 28 registered stockholders.

                  Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders of the Company. The holders of the Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior liquidation rights of any outstanding Preferred Stock. The Common Stock has no preemptive, redemption, conversion or other subscription rights. The outstanding shares of Common Stock are, and the shares offered by the Company in the Offering will be, when issued and paid for, fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock, which the Company may designate and issue in the future.

PREFERRED STOCK

                  The Board of Directors is authorized, without further stockholder approval, to issue up to 500,000 shares of "blank check" Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted or imposed upon any unissued shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series.

                  The issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to the holders of Common Stock or could adversely affect the rights and powers, including voting rights, of the holders of the Common Stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock. As of the closing of the Offering, no shares of Preferred Stock will be outstanding, and the Company currently has no plans to issue any shares of Preferred Stock.

WARRANTS

OLD WARRANTS

                  The holders of the Old Warrants who exercise their rights thereunder will be issued a share of Common Stock and a Class B Warrant (See below -"Class B Warrants") for each Old Warrant exercised during the Special Exercise Period. Each of the Old Warrants not so exercised during the Special Exercise Period will continue to entitle the registered holder to purchase one share of Common Stock at a price of $7.70 per share at any time until January 23, 2001. Unless exercised, the Old Warrants will automatically expire on January 23, 2000. The Old Warrants will continue to be subject to redemption by the Company at a redemption price of $.10 per Old Warrant upon 30 days prior written notice to the holders of the Warrants, provided the average closing bid quotation of the Common Stock as reported on the Nasdaq Stock Market, if traded thereon, or if not traded thereon, the average closing price if listed on a national securities exchange or other reporting system that provides last sale price, has been at least 150% of the then current exercise price of the Warrants (initially $11.55 per share), for a period of 20 consecutive trading days ending on the third day prior to the date on which the Company gives notice of redemption. The Old Warrants will be exercisable until the close of business on the day immediately preceding the date fixed for redemption. The Warrant Agreement between the Company, Rickel and Continental Stock Transfer & Trust Company may be amended, subject to certain exceptions, by the Company and the warrant agent with the consent in writing of the holders of at least a majority of the Old Warrants.

CLASS B WARRANTS

                  The Class B Warrants will be issued pursuant to a Warrant Agreement between the Company and Continental Stock Transfer & Trust Company, as warrant agent, and will be in registered form. Each of the Class B Warrants will entitle the registered holder to purchase one share of Common Stock at a price of $____ per share at any time during the five year period after the date of the Prospectus. Unless exercised, the Class B Warrants will automatically expire on _________ 2002 (60 months from the date of this Prospectus). The Class B Warrants are subject to redemption by the Company at a redemption price of $.10 per warrant commencing _______ __, 1998 (12 months from the date of this Prospectus) upon 30 days prior written notice to the holders of the Class B Warrants, provided the average closing bid quotation of the Common Stock as reported on the Nasdaq Stock Market, if traded thereon, or if not traded thereon, the average closing price if listed on a national securities exchange or other reporting system that provides last sale price, has been at least 135% of the then current exercise price of the Class B Warrants (initially $_____ per share), for a period of 20 consecutive trading days ending on the third day prior to the date on which the Company gives notice of redemption. The Class B Warrants will be exercisable until the close of business on the day immediately preceding the date fixed for redemption. The Class B Warrant Agreement may be amended, subject to certain exceptions, by the Company and the warrant agent with the consent in writing of the holders of at least a majority of the Warrants.

                  The holders of both the Old Warrants and the Class B Warrants have certain anti-dilution protection upon the occurrence of certain events, including stock dividends, stock splits, reclassifications, mergers and stock issues at a price below both the then current market price of the Common Stock and the exercise price of such warrants. The holders of such Warrants have no right to vote on matters submitted to the stockholders of the Company and have no right to receive dividends. The holders of such Warrants are not entitled to share in the assets of the Company in the event of liquidation, dissolution or the winding up of the Company's affairs.

                  The Company will use its best efforts to have a current registration statement on file with the Commission at all times when the Old Warrants and the Class B Warrants may be exercised and to effect appropriate qualifications under the laws and regulations of the states in which the Common Stock and Class B Warrants are sold in this Offering in order to comply with applicable laws in connection with such exercise. The Company intends to keep current the Registration Statement comprising this Prospectus. There is no assurance that the Registration Statement comprising this Prospectus can or will be kept current or that the Company will file any other registration statement covering the Common Stock underlying the Old Warrants and the Class B Warrants, that such other registration statement, if filed, will become effective as soon as the Old Warrants and the Class B Warrants are exercisable or that such registration statement can or will be kept current. In any of such events, or if such Common Stock is not registered or qualified for sale in the state in which an Old Warrant or Class B Warrant holder resides, the exercise of the Old Warrants or the Class B Warrants and the resale or other disposition of Common Stock issued upon such exercise could be unlawful and the Old Warrants and Class B Warrants will not be exercisable.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

                  The Company is a Delaware corporation and subject to Section 203 of the Delaware General Corporation Law (the "Delaware Law"), an anti-takeover law. In general, Section 203 of the Delaware Law prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder, subject to certain exceptions such as the approval of the Board of Directors and the holders of at least 66 2/3% of the outstanding shares of voting stock not owned by the interested stockholder. The existence of this provision would be expected to have the effect of discouraging takeover attempts, including attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

                  The Company's Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders of the Company may be taken only at a duly called annual or special meeting of the stockholders. The Certificate of Incorporation and Bylaws leave to the directors the sole right to change the size of the Board of Directors and to fill vacancies on the Board of Directors. The By-Laws also establish procedures, including advance notice procedures, with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for elections as directors or for stockholder proposals to be submitted at stockholder meetings.

                  These and other provisions could have the effect of making it more difficult for a third party to effect a change in control of the Board of Directors and therefore may discourage another person or entity from making a tender offer for the Company's Common Stock, including offers at a premium over the market price of the Common Stock, and might result in a delay in changes in control of management. In addition, these provisions could have the effect of making it more difficult for proposals favored by the stockholders to be presented for stockholder consideration.

                  The Company's Certificate of Incorporation also includes provisions to eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware Law and to indemnify its directors and officers to the fullest extent permitted by the Delaware Law.

TRANSFER AGENT AND REGISTRAR

                  The transfer agent and registrar for the Company's Common Stock and Warrants is Continental Stock Transfer & Trust Company.

                         SHARES ELIGIBLE FOR FUTURE SALE

                  Except as discussed below, all the Company's Securities will be freely tradable without restriction under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act.

                  If all the Old Warrants are exercised, the Company will have outstanding 3,705,601 shares of Common Stock. Of these, 1,682,142 shares of Common Stock were issued by the Company in private transactions in reliance upon the "private placement" exemption under Section 4(2) of the act in two separate transactions in July 1994 and in October 1995, and are therefore "restricted securities" within the meaning of Rule 144 under the Securities Act ("Restricted Shares"). All of these shares are, in reliance upon Rule 144 promulgated under the Act, and subject to any applicable volume limitations, currently eligible to be sold.

                  In general, under Rule 144, as currently in effect, a stockholder (or stockholders whose shares are aggregated) who has beneficially owned for at least two years (one year effective April 29, 1997) shares of Common Stock which are treated as "restricted securities," including persons who may be deemed affiliates of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Common Stock then outstanding (which will equal approximately 3,705,601 shares immediately after the Offering); or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years (two years effective April 29, 1997), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

                  Prior to the Offering, there has been no public market for the Class B Warrants of the Company and no predictions can be made as to the effect, if any, that the issuance of the Class B Warrants will have on the market price of the Common Stock prevailing from time to time.

                             PURPOSE OF THE OFFERING

                  The purposes of the Offering are to encourage the exercise of the Old Warrants, strengthen the Company's capital structure by increasing stockholders' equity and current assets, and provide the Company greater financial flexibility. The net proceeds of this Offering will permit the Company to continue to upgrade and expand its facilities and equipment in its network and Internet operations, without relying on debt or other sources of capital. The Company believes that the reduction of the exercise price of the Old Warrants to $7.50 and the issuance of the Class B Warrants will encourage the holders of the Old Warrants to exercise.

                              PLAN OF DISTRIBUTION

                  Upon exercise of each Old Warrant and payment to the Company of the reduced exercise price of $7.50, the holder will receive one share of Common Stock and one Class B Warrant.

                  The Company will pay to Rickel a warrant solicitation fee of five percent (5%) of the aggregate exercise price of each Old Warrant exercised if (i) the exercise of the Old Warrant was solicited by an NASD member, (ii) the Old Warrant is not held in a discretionary account, (iii) the disclosure of compensation arrangements is made at the time of the exercise of the Old Warrant, and (iv) the solicitation is not in violation of Regulation M under the Exchange Act.

                  From the proceeds of the offering, the Company will pay the costs incurred with respect to the Offering, which are estimated to be $_____and charges and expenses of the Transfer Agent and Registrar.

                  The reduced exercise price of the Old Warrants and the initial exercise price of the Class B Warrants were established by the Company and do not necessarily bear any direct relationship to the Company's assets, earnings, book value per share, or other generally accepted criteria of value.

                  The Company will accept any and all Old Warrants duly exercised and not withdrawn on or prior to ________, 1997, or any extensions thereof, subject to certain conditions. In certain cases, the sale of the Class B Warrants (and the shares of Common Stock underlying the Class B Warrants) pursuant to exercise of the Old Warrants may be subject to restrictions under the securities laws of certain states or other jurisdictions. See "Risk Factors -- Securities Laws Restrictions on Exercise of Warrants."

                                  LEGAL MATTERS

                  The validity of the issuance of the Common Stock and Class B Warrants offered hereby has been passed upon for the Company by Milberg Weiss Bershad Hynes & Lerach LLP, One Pennsylvania Plaza, New York, New York 10119.

                                     EXPERTS

                  The audited consolidated financial statements included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                           BELL TECHNOLOGY GROUP LTD.
                                AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        Page
Financial Statements of Bell Technology Group Ltd.
and Subsidiaries

Consolidated Balance Sheets
  for the Three Months Ended December 31, 1996
  and the Year Ended September 30, 1996........................................        F-2

Consolidated Statements of Operations
  For the Three Months Ended December 31, 1996
  and 1995.....................................................................        F-3

Consolidated Statements of Cash Flows
  For the Three Months Ended December 31, 1996
  and 1995.....................................................................        F-4

Notes to Consolidated Financial Statements
  For the Three Months Ended December 31, 1996.................................        F-5

Report of Independent Public Accountants.......................................        F-6

Consolidated Balance Sheets - September 30, 1996
  and September 30, 1995.......................................................        F-7

Consolidated Statements of Operations - For the year ended September 30, 1996 and the nine months ended
September 30, 1995.............................................................        F-8

Consolidated Statements of Changes in Stockholders' Equity - For the year ended
September 30, 1996 and
the nine months ended September 30, 1995.......................................        F-9

Consolidated Statements of Cash Flows - For the year ended September 30, 1996 and the nine months ended
September 30, 1995.............................................................        F-10

Notes to Consolidated Financial Statements
  For the Year Ended September 30, 1996........................................        F-11 - F-19


                   Bell Technology Group Ltd. and Subsidiaries
                           Consolidated Balance Sheets
                  For the Three Months Ended December 31, 1996
                      and the Year Ended September 30, 1996

                                                                     December 31,          September 30,
                        Assets                                         1996                   1996
                                                                      (Unaudited)
Current assets:
  Cash and cash equivalents                                          $ 1,463,889            $ 2,742,011
  Accounts receivable, net of allowance for
  doubtful accounts of $127,842 and $64,842
  as of December 31, 1996 and September 30,
  1996, respectively                                                 3,125,395                1,847,918
  Inventories                                                        1,005,581                  758,353
  Prepaid expenses and other current assets                            127,334                  195,113
                                                                     ---------                ---------
     Total current assets                                            5,722,199                5,543,395

Property and equipment, net                                          2,686,098                2,151,294
Other assets                                                            71,196                  115,093
                                                                     ----------               ----------
     Total assets                                                  $ 8,479,493              $ 7,809,782
                                                                     ==========                =========

Liabilities and Stockholders' Equity
Current liabilities:
  Short term borrowings                                              $ 779,392                   $  --
  Current portion of notes payable                                      27,351                   39,152
  Accounts payable                                                   1,794,594                1,274,197
  Accrued expenses                                                     258,257                  240,116
  Deferred revenues                                                    199,343                  166,617
                                                                     ----------               ----------
     Total current liabilities                                       3,058,937                1,720,082
                                                                     ----------               ----------
  Commitments and contingencies

Stockholders' equity :
  Preferred Stock, $.01 par value; 500,000
  shares authorized; no shares issued and
  outstanding                                                        --                           --
  Common Stock, $.01 par value; 10,000,000
  shares authorized; 3,042,018 and 3,083,210
  shares issued and outstanding                                         30,420                   30,832
  Additional paid-in capital                                         8,045,208                8,033,134
  Accumulated deficit                                               (2,655,072)              (1,974,266)
                                                                     ----------               ----------
     Total stockholders' equity                                      5,420,556                6,089,700
                                                                     ----------               -----------
Total liabilities and stockholders'
        equity                                                     $ 8,479,493              $ 7,809,782




   The accompanying notes are an integral part of these consolidated balance sheets.
                                       F-2

                           Bell Technology Group Ltd.
                                and Subsidiaries
                      Consolidated Statements of Operations
                                   (Unaudited)

                                                  Three Months Ended
                                                     December 31,
                                                 1996           1995

Revenues                                      $ 3,696,399    $ 2,422,261
Costs and expenses:
  Cost of revenues                              2,835,316      2,013,240
  Selling, general and administrative           1,444,795        520,987
  Depreciation and amortization (net of
    $45,016 included in cost of revenues)         111,450         54,245
                                               ----------     ----------
     Total costs and expenses                   4,391,561      2,588,472
                                               ----------     ----------
Loss from operations                             (695,162)      (166,211)

  Interest income                                  18,055          --
  Interest expense                                 (3,699)       (24,417)
                                               ----------     ----------
Loss before taxes                                (680,806)      (190,628)


(Benefit from) provision for taxes                   --             --
                                               ----------     ----------
Net loss                                       $ (680,806)    $ (190,628)
                                               ==========     ==========


Net loss per share                                ($0.22)         ($0.11)


Weighted average shares outstanding             3,084,339      1,742,855



     The accompanying notes are an integral part of these consolidated statements.

                   Bell Technology Group Ltd. and Subsidiaries
                      Consolidated Statements of Cash Flows
                                   (Unaudited)
                                                   Three Months Ended
                                                       December 31,
                                                     1996         1995
Cash flows from operating activities:
  Net loss                                        $(680,806)   $ (190,628)
  Adjustments to reconcile net (loss) income
  to net cash used in operating activities
    Depreciation and amortization                   156,466        54,245
  Changes in operating assets and liabilities:
    (Increase) decrease in accounts receivable   (1,277,477)      225,485
    (Increase) in inventories                      (247,228)     (128,226)
    Decrease (increase) in prepaid expenses
       and other current assets                      67,779        (8,244)
    Decrease (increase) in other assets              43,897       (12,844)
    Increase in accounts payable                    520,397        85,709
    Increase (decrease) in accrued expenses          29,803       (15,842)
    Increase (decrease) in deferred revenues         32,726       (19,596)
                                                -----------    ----------
Net cash used in operations                      (1,354,443)       (9,941)
                                                -----------    ----------
Cash flows from investing activities:
  Purchases of property and equipment,
    net of landlord reimbursement                  (691,270)      (59,363)
                                                -----------    ----------
Net cash used in investing activities              (691,270)      (59,363)
                                                -----------    ----------
Cash flows from financing activities:
  Net proceeds from short term borrowings          (779,392)       20,052
  Repayments of notes payable                       (11,801)      (27,813)
  Proceeds from bridge financing                      --          250,000
  Payment of debt issuance and stock
    offering costs                                    --         (113,404)
                                                -----------    ----------
Net cash provided by financing activities           767,591       128,835
                                                -----------    ----------
Net increase (decrease) in cash and
  cash equivalents                               (1,278,122)       59,531
    Cash and cash equivalents,
      beginning of period                         2,742,011       222,367
                                                -----------    ----------
    Cash and cash equivalents,
      end of period                             $ 1,463,889    $  281,898
                                                ===========    ==========
Supplemental disclosure of cash flow information:

  Cash paid for interest                                395        25,041

  Noncash investing and financing activities:
    Issuance of common stock in connection
      with bridge financing                           --          250,000

The accompanying notes are an integral part of these consolidated statements
                                       F-4

                           BELL TECHNOLOGY GROUP LTD.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996


1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

The consolidated balance sheets as of December 31, 1996 and 1995 and statements of operations and statements of cash flows for the three months ended December 31, 1996 and 1995 have been prepared by Bell Technology Group Ltd. (the "Company") without audit. All material inter-company accounts and transactions have been eliminated. The consolidated results should be read in conjunction with the audited financial statements and notes thereto included in the Company's Form 10KSB on file with the Securities and Exchange Commission. Results of operations for the three month period are not necessarily indicative of the operating results for the full year. Interim statements are prepared on a basis consistent with year end statements.

In the opinion of management, the unaudited interim financial statements furnished herein include all adjustments necessary for a fair presentation of the results of operations of the Company. All such adjustments are of a normal recurring nature.


2. REVOLVING CREDIT AGREEMENT

The Company (through its NAFT subsidiary) presently has approximately $3.0 million available to it pursuant to a Revolving Credit Agreement (to finance its accounts receivable and inventory) with NationsCredit ("Nations"). As of December 31, 1996, the Company had a net outstanding of approximately $1.2 million under this agreement. Such obligation is secured by a continuing security interest in substantially all of the assets of the Company. The borrowings bear interest at the prime rate plus 1.75%. Pursuant to the terms of these agreements, NAFT is required to maintain certain liquidity ratios which the Company is currently maintaining.


3. COMMITMENTS AND CONTINGENCIES

In February 1996 the Company entered into a lease for its corporate headquarters effective July 1996. The lease is for eleven years and six months starting with an initial annual base rental of $309,250 escalating to $563,547 in the final year. Under the lease, the landlord is to reimburse the Company $500,000 for leasehold improvements. As of December 31, 1996 $50,000 has been recorded as Due from landlord. The Company was required by the terms of the lease to maintain a letter of credit in the amount of $400,000 for the duration of the lease. In order to meet such requirement, the Company maintains a restricted certificate of deposit in the amount of $400,000. This amount is included in "Cash and cash equivalents" of the Company's consolidated balance sheets at December 31, and September 30, 1996.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To:      BELL TECHNOLOGY GROUP LTD.:


We have audited the accompanying consolidated balance sheets of Bell Technology Group Ltd. (a Delaware corporation) and Subsidiaries as of September 30, 1996 and September 30, 1995, and the related consolidated statements of operations, and cash flows for the year and nine months then ended, respectively. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bell Technology Group Ltd. and Subsidiaries as of September 30, 1996 and September 30, 1995, the results of its operations and its cash flows for the year and nine months then ended, respectively, in conformity with generally accepted accounting principles.


                                       Arthur Andersen LLP


December 23, 1996
New York, New York

                   Bell Technology Group Ltd. and Subsidiaries
                           Consolidated Balance Sheet
                                             September    September
                             Assets           30, 1996    30, 1995
Current assets:
  Cash and cash equivalents                  $2,742,011  $  222,367
  Accounts receivable, net of allowance for
  doubtful accounts of $64,842 and
  $11,212 as of September 30, 1996 and
  September 30, 1995, respectively            1,847,918   1,423,548
  Inventories                                   758,353     843,904
  Prepaid expenses and other current assets     195,113      12,061
                                             ----------  ----------
    Total current assets                      5,543,395   2,501,880
Property and equipment, net                   2,151,294     413,306
Deferred stock offering costs                     --         25,000
Other assets                                    115,093      21,364
                                             ----------  ----------
     Total assets                            $7,809,782  $2,961,550
                                             ==========  ==========
                Liabilities and Stockholders' Equity
Current liabilities:
  Short term borrowings                     $      --    $  711,952
  Current portion of notes payable               39,152      75,865
  Accounts payable                            1,274,197   1,319,532
  Accrued expenses                              240,116     118,414
  Deferred revenues                             166,617      75,562
  Deferred income taxes                            --        20,816
                                             ----------  ----------
     Total current liabilities                1,720,082   2,322,141
  Long term note payable, net of curr portion      --        47,050
  Note payable - Stockholder                       --       287,000
  Deferred income taxes                            --         6,562
                                             ----------  ----------
     Total liabilities                        1,720,082   2,662,753
                                             ----------  ----------
Commitments and contingencies
Stockholders' equity :
  Preferred Stock, $.01 par value; 500,000
  shares authorized; no shares issued and
  outstanding                                      --           --
  Common Stock, $.01 par value; 10,000,000
  shares authorized; 3,083,210 and 1,725,000
  shares issued and outstanding                  30,832      17,250
  Additional paid-in capital                  8,033,134     362,333
  Accumulated deficit                        (1,974,266)    (80,786)
                                             ----------  ----------
Total stockholders' equity                    6,089,700     298,797
                                             ----------  ----------
     Total liabilities and
        stockholders' equity                 $7,809,782  $2,961,550
                                             ==========  ==========

    The accompanying notes are an integral part of these consolidated balance sheets.

                           Bell Technology Group Ltd.
                                and Subsidiaries
                      Consolidated Statements of Operations


                                                       Nine Months
                                       Year Ended         Ended
                                      September 30,    September 30,
                                          1996            1995

Revenues                              $10,373,664       $8,738,410
Costs and expenses:
  Cost of revenues                      8,599,241        7,292,232
  Selling, general and administrative   3,186,718        1,212,829
  Depreciation and amortization           219,176           68,510
  Research and development                 57,250           34,000
                                       ----------       ----------
     Total costs and expenses          12,062,385        8,607,571
                                       ----------       ----------
Income (loss) from operations          (1,688,721)         130,839

  Interest income                         121,256             --
  Interest expense                        (98,520)         (72,881)
  Write-off of Debt Issuance Costs       (257,391)            --
                                       ----------       ----------
Income (loss) before taxes             (1,923,721)          57,958


(Benefit from) provision for taxes        (29,896)          19,099
                                       ----------       ----------
Net income (loss)                     $(1,893,480)     $    38,859
                                       ==========       ==========
Net earnings (loss) per share             ($0.72)           $0.02

Weighted average shares outstanding     2,633,400        1,725,000




     The accompanying notes are an integral part of these consolidated statements.

                   Bell Technology Group Ltd. and Subsidiaries
                      Consolidated Statements of Changes in
                              Stockholders' Equity


                                                   Additional      Total
                                 Common Stock        Paid-in    Accumulated   Stockholders
                                Shares    Amount     Capital      Deficit        Equity
Balance, December 31, 1994    1,725,000   $10,625   $  368,958   ($  119,645)  $  259,938
Adjustment related to the
 merger of PFMT and the
 Company                           ---      6,625       (6,625)         ---          ---
Net income                         ---        ---         ---         38,859       38,859
                              ---------   --------     --------     ---------   ---------

Balance, September 30, 1995   1,725,000    17,250      362,333       (80,786)     298,797

Stock issuance in connection
  with bridge financing          35,710       357      249,643          ---       250,000
Proceeds from Initial Public
  Offering, net of expenses
  of $1,602,175               1,322,500    13,225    7,421,158          ---     7,434,383
Net loss                           ---       ---        ---       (1,893,480)  (1,893,480)
                              ---------   -------   ----------   -----------   ----------
Balance, September 30, 1996   3,083,210   $30,832   $8,033,134   ($1,974,266)  $6,089,700
                              =========   =======   ==========   ===========   ==========

    The accompanying notes are an integral part of these consolidated statements.

                   Bell Technology Group Ltd. and Subsidiaries
                      Consolidated Statements of Cash Flows
                                                         Nine Months
                                             Year Ended     Ended
                                              September   September
                                               30, 1996    30, 1995
Cash flows from operating activities:
  Net (loss) income                          $(1,893,480)  $ 38,859
  Adjustments to reconcile net (loss) income
  to net cash used in operating activities
    Depreciation and amortization                219,176     68,510
    Write-off and amortization of debt issuance  250,000        --
    (Benefit) for deferred taxes                 (29,896)      (838)
  Changes in operating assets and liabilities:
    (Increase) in accounts receivable           (424,370)  (111,434)
    Decrease (increase) in inventories             85,551  (422,991)
    (Increase) decrease in prepaid expenses
      and other current assets                  (183,052)     4,354
    (Increase) in other assets                   (68,729)   (31,890)
    (Decrease) increase in accounts payable      (45,337)    99,211
    Increase in accrued expenses                 121,702      6,347
    (Decrease) in payable due to officers           --       (5,250)
    Increase in deferred revenues                 91,057     48,762
                                             ------------ ----------
Net cash used in operations                   (1,877,378)  (306,360)
                                             ------------ ----------
Cash flows from investing activities:
  Purchases of property and equipment,
  net of landlord reimbursement               (1,954,646)  (149,917)
                                             ------------ ----------
Net cash used in investing activities         (1,954,646)  (149,917)
                                             ------------ ----------
Cash flows from financing activities:
  Net (repayments of) proceeds from
    short term borrowings                       (711,952)   417,739
  Repayments of stockholder loan                (287,000)   (13,000)
  Repayments of notes payable                    (83,763)   (48,990)
  Proceeds from initial public offering,
    net of offering costs of $1,602,175        7,434,383        --
                                             ----------- ----------
Net cash provided by financing activities      6,351,668    355,749
                                             ----------- ----------
Net increase (decrease) in cash and
  cash equivalents                             2,519,644   (100,528)
    Cash and cash equivalents, beginning         222,367    322,895
                                             ----------- ----------
    Cash and cash equivalents, ending        $ 2,742,011  $ 222,367
                                             =========== ==========
Supplemental disclosure of cash flow information:
  Cash paid for interest                          53,887     60,157
  Cash paid for income taxes                      12,736        --
  Noncash investing and financing activities:

    Issuance of common stock in connection
      with bridge financing                       250,000       --
    Equipment acquired under capital lease
      obligations                                     --    121,422

    The accompanying notes are an integral part of these consolidated statements

Bell Technology Group Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

1.      The Company and Significant Accounting Policies:

Organization

         Bell Technology Group Ltd. and Subsidiaries (the "Company") was incorporated in the State of Delaware in September 1995. Shortly thereafter, the Company succeeded by merger to all the assets and liabilities of PFM Technologies Corporation ("PFMT"), a New York corporation (See Note 3). In July 1994, the sole stockholder of NAFT International Ltd. ("NAFT") and Stellar Graphics Corp. ("Stellar Graphics") exchanged 100% of the common stock of both companies for 100 shares (100%) of PFMT, then a newly formed corporation, in a tax free exchange. Subsequent to this transaction, an additional 100 shares of PFMT were issued to Harpoon Holdings, Ltd. ("Harpoon") in consideration for $200,000, of which $198,000 represented additional paid-in capital. The Company also owns 100% of the equity of NAFT Computer Service Corp. ("NCS") a New York corporation formed in September 1994, PFM Communications Inc. ("PFMC"), a New York corporation formed in March 1995 and GameNet Corp. ("GameNet"), a New York corporation formed in March 1995. Prior to the merger of PFMT into the Company, these entities were wholly owned subsidiaries of PFMT. During 1996, the Company changed the name of Stellar Graphics Corp. to Bluestreak Digital Inc. ("Bluestreak").

         The consolidated financial statements herein include the accounts of the Company, NAFT, PFMC, NCS, GameNet and Bluestreak. All material intercompany accounts and transactions have been eliminated. The activities of NAFT and Bluestreak from January 1, 1994 until the formation of PFMT are included in these consolidated financial statements at their carryover basis as they were under common control prior to the tax free exchange discussed above. In September 1995, the Company changed its fiscal year end from December 31 to September 30. Accordingly, the period ended September 30, 1995 is for a nine month period.

Operations

        The Company is a provider of computer and communications services and equipment, including Internet access, Web design, 2-D and 3-D animation and Internet consulting services.

Net Income (Loss) Per Common Share

        Net income (loss) per common share is based on the weighted average number of shares outstanding during the periods presented. The impact of outstanding warrants and stock options has not been included in the calculation as the effect would be anti-dilutive.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents.

Concentrations of Cash and Accounts Receivable

        Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. As of September 30, 1996, the Company had concentrations of cash in a bank in the form of demand deposits and money market accounts, totaling approximately $2,503,416. The Company believes that concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base. The Company primarily operates in the New York City metropolitan area.

Inventories

        Inventory consists of computer hardware and software, parts and related items. Inventories are carried at the lower of cost or market determined by the first-in, first-out method.

Property and Equipment

         Furniture, equipment and internally developed software are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives, generally five years. Leasehold improvements are recorded at cost and amortized over the term of the lease or life of the asset, whichever is shorter. Property and equipment consist of the following.


                                          September     September
                                           30, 1996      30, 1995

Leasehold improvements                   $  510,057     $  43,935

Computer and network
equipment                                 1,862,416       520,805

Furniture and delivery
equipment                                   193,054        40,312

Less - Accumulated
depreciation                               (414,233)     (191,746)
                                       -------------   -----------
Property and equipment, net            $  2,151,294    $  413,306
                                       =============   ===========

        Included in computer and network equipment is $155,507 of assets held under capital lease obligations at September 30, 1996 and 1995. Also included in computer and network equipment at September 30, 1996 and September 30, 1995 is $184,086 and $28,333, respectively, related to internally developed software costs.

Revenue Recognition

        Revenues consist primarily of computer hardware sales, maintenance contracts, Internet access fees, network installation charges, and repair fees. Generally, maintenance contracts are for an agreed upon number of hours and are prepaid by customers. Repair fees and maintenance charges are recognized as the service is provided. Payments received in advance of providing services are deferred until the period such services are provided. Equipment sales and installation charges are recognized when installation is completed.

         Monthly subscription service revenue related to Internet access is recognized over the period services are provided. Subscription service and equipment installation revenues, which require the use of Company-provided installation of equipment at a subscriber's location, are recognized at completion of installation and upon commencement of service. Revenues related to the Web and to 2-D and 3-D animation are recognized at the completion of each project. Projects are generally completed within a three month period.

Cost of Revenues

        Cost of revenues in the Company's Internet businesses, PFMC and GameNet, consist primarily of local access costs, leased network backbone circuit costs, the cost of equipment and applications sold to customers and depreciation of network-related equipment. NAFT's primary cost of revenues is the cost of the computer products it sells. NCS's cost of revenues consist of parts, internal and third-party labor costs, and training and certification costs. Bluestreak's cost of revenues consist primarily of labor, printing expenses and camera work.

Research & Development

        Research and development costs are expensed as incurred.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Recent Pronouncements

         In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long- Lived Assets to be Disposed of," ("SFAS 121"), which is effective for financial statements for fiscal years beginning after December 15, 1995. SFAS 121 requires that long-lived assets and certain identifiable intangible assets held and used by a company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company believes that, as of September 30, 1996, no assets covered by SFAS 121 have been impaired.

        In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," ("SFAS 123".) SFAS 123 allows companies to account for stock-based compensation to employees under either (i) the new provisions of SFAS 123 or (ii) the provisions of APB 25 with pro forma disclosure in the footnotes to the financial statements as if the measurement provisions of SFAS 123 had been adopted. The Company intends to continue accounting for its stock-based compensation to employees in accordance with the provisions of APB
25. As the Company did not issue options to non-employees, the implementation of SFAS 123 had no impact on the financial position, results of operations and cash flows of the Company.


2.      Debt

        The Company (through its NAFT subsidiary) has available a total of $1,400,000 pursuant to a Business Financing Agreement and an Agreement for Wholesale Financing with Deutsche Financial Services ("DFS") to finance its accounts receivable and inventory. On certain inventory purchased from Apple and financed through DFS, Apple pays the finance charges for a thirty day period. As of September 30, 1995 and 1996, the Company had outstanding a total of $377,261 and $1,386,170, respectively, under these agreements, of which $377,261 and $674,218, respectively, represent the portion of the line used for the Wholesale Financing Agreement and are included in accounts payable in the accompanying balance sheet. At September 30, 1996, the Company had not drawn upon the Business Financing Agreement.

         The borrowings under these agreements bear interest at the prime rate plus 1.5% (9.75% as of September 30, 1996) and are secured by a continuing security interest in substantially all of the assets of NAFT and the guarantee of the Company. Interest expense related to such agreements was $45,000 for 1996 and $55,000 for 1995. Pursuant to the terms of these agreements, NAFT is required to obtain prior written consent from DFS before it engages in certain transactions outside of NAFT's ordinary course of business. These agreements also require that NAFT comply with certain financial covenants and prohibit dividends. NAFT presently has an accumulated deficit. Future retained earnings will be restricted as to the payment of dividends.

        The Company borrowed $300,000 from Harpoon, a stockholder of the Company, in 1994. The debt incurred by this borrowing was repaid in full during fiscal year 1996.


3.      Stockholders' Equity and Stock Options

Initial Public Offering

        In January, 1996. the Company sold, in an initial public offering, 1,150,000 shares of Common Stock at an initial offering price of $7.00 per share, and 575,000 Redeemable Purchase Warrants for $.10 per warrant. Each warrant entitles the holder to purchase one share of the Company's common stock for $7.70 per share. The warrants are redeemable by the Company at $.10 per warrant at any time after January 24, 1997 if certain conditions are met. The net proceeds which the Company received from the public offering amounted to approximately $6,600,000.

        In March 1996, the underwriter of the initial public offering exercised its over-allotment option to purchase 129,642 common shares from the Company for $7.00 per share. The net proceeds amounted to approximately $800,000.

Bridge Financing

        In October 1995, the Company borrowed $250,000 in a Bridge Financing. The Bridge Notes issued in connection with the Bridge Financing carried interest at 9% per annum. Such loans were repaid at the closing of the initial public offering. In connection with the Bridge Financing, the Company issued 35,710 shares of Common Stock to the Bridge Lenders at no cost, which were registered as part of the initial public offering. Debt issuance costs of $257,391 and interest expense of $37,149 were incurred by the Company as a result of the bridge loan transaction.

Stock Options

        The Company has an Employee Stock Option Plan (the "Stock Option Plan"). Under the Option Plan, options are exercisable for a period up to 10 years from the date of the grant. The number of shares of Common Stock reserved for issuance under the Option Plan is 360,000. The purchase price of the stock will be equal to or greater than 100% of the fair market value at the date of issue.

        As of September 30, 1996, options to purchase approximately 202,730 shares, at exercise prices between $7.00 and $8.75 have been issued under the plan. In the opinion of management, options were issued at the fair market value of the Company's Common Stock as of the date of the grant.


Merger

        Pursuant to the terms of the merger of PFMT and the Company, in September 1995, each of the 200 shares of outstanding common stock of PFMT was exchangeable for 8,625 shares of common stock of the Company. As a result, as of September 30, 1996 there was a total of 1,725,000 shares of common stock of the Company issued and outstanding. All per share amounts have been adjusted retroactively to reflect this merger.

Deposit Shares

        In connection with the Company's initial public offering, Marc Bell and Harpoon have each deposited 210,000 shares of the Common Stock owned by them (the "Deposit Shares") with the Company. The Company will hold such shares pursuant to a Share Deposit Agreement. The Deposit Shares will be returned to their respective owners no later than at the end of eight years from the date of the Prospectus for the initial public offering. However, the Deposit Shares may be returned prior to such time, if certain levels of profitability are met.


4.      Commitments and Contingencies

Capital and Operating Leases

         The Company leases office equipment and office space under various noncancellable operating leases. Rent expense for the year ended September 30, 1996 and the nine months ended September 30, 1995 was approximately $253,402 and $81,280, respectively. The Company has entered into capital leases for computer equipment. These capital lease obligations have been recorded at interest rates ranging from 8% to 8.75%.

        Future minimum lease payments under these lease agreements are as follows:

      Year Ending
      September 30,                     Operating      Capital
          1997                        $   421,160     $ 54,071
          1998                            392,548         --
          1999                            423,319         --
          2000                            447,362         --
          2001                            456,309         --
      Thereafter .................      3,240,388         --
 Less: Amount representing interest          --        (14,919)
 Present value of net minimum lease    __________     _________
 payments .........................   $ 5,381,086     $ 39,152
                                       ==========     =========

5.      Income Taxes

        Income taxes are accounted for under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The provision for income taxes on historical net income for the year ended September 30, 1996 and the nine months ended September 30, 1995 differs from the amount computed by applying the federal statutory rate due to the effects of state and local taxes, net of federal tax benefit and for the year ended September 30, 1996, the difference is also the result of the Company recording a valuation allowance.

         The Company is in an accumulated loss position for both financial reporting and income tax purposes. No current federal tax benefit has been recorded due to the uncertainty of the Company's ability to realize benefits by generating taxable income in the future. The Company has a tax loss carryforward of approximately $1.5 million at September 30, 1996. This carryforward expires in 2011. The benefit from the provision for taxes of $29,896 represents the reversal of deferred taxes provided in prior years.

   Income tax (benefit) expense consists of the following:

                                                  Nine Months
                                   Year Ended        Ended
                                    September      September
                                     30, 1996       30, 1995
                                -------------    ------------
               CURRENT:
               Federal                 --         $    8,410
               State and local         --             11,527
                                 ------------     -----------
                 Total                 --             19,937
                                 ------------     -----------
               DEFERRED:
               Federal            $  (19,759)           (398)
               State and local       (10,137)           (440)
                                  -----------     -----------
                 Total            $  (29,896)     $     (838)
                                  -----------     -----------
               Total              $  (29,896)     $   19,099
                                  ===========     ===========

           The provision for income taxes on historical net income for the year ended September 30, 1996 and the nine months ended September 30, 1995 differs from the amount computed by applying the federal statutory rate due to the following:

                                                    Nine Months
                                      Year Ended      Ended
                                       September     September
                                       30, 1996      30, 1995
                                      ----------    -----------

Statutory federal income tax rate        (34%)          34%
Effect of federal graduating tax
rate ............................          --          (18%)
State and local taxes, net of
federal benefit .................        (11%)          14%
Other ...........................        ( 1%)           3%
Valuation allowance .............         44%            --
                                        ------        ------
Effective income tax rate .......        ( 2%)          33%
                                        ======        ======


        Significant components of the Company's deferred tax assets and liabilities are as follows:


                                   September       September
                                   30, 1996        30, 1995
                                   ---------       ---------

Deferred tax assets
(liabilities):

Tax depreciation and
amortization in excess
of book depreciation
and amortization ......          $  (12,920)      $  (6,708)

Income not recognized
due to the change from
the cash to the accrual
method of accounting
for income tax purposes                 --          (25,828)

Net operating loss
carry forward .........             733,393             --

Allowance for doubtful
accounts ..............              29,176           5,158

Valuation allowance ...            (749,649)            --
                                  ----------      ----------
Total net deferred tax
liabilities ..........            $     --        $ (27,378)
                                  ==========      ==========

6.      Employment Agreement

         In October 1995, the Company entered into an employment agreement with Marc H. Bell which extends for a period of five years, terminating on September 30, 2000. Pursuant to the terms of the agreement, Mr. Bell receives a base salary of $200,000 per year and a bonus equal to 5% of the annual pre-tax net income of the Company in excess of $1 million.

        The Company also entered into employment agreements on October 1, 1995 with two officers of the Company, which extend for a period of two years. Pursuant to the terms of these agreements, annual base salary totals $189,000 per annum. In addition to base compensation, the Company intends to reserve at the end of each fiscal year, a sum equal to ten (10%) percent of the consolidated net income of the Company (computed before provision for federal and state income taxes) (the "Bonus Pool"), for allocation among the officers of the Company and certain key employees (including Marc H. Bell) as the Board of Directors of the Company may determine. Marc Bell will receive an amount equal to 5% of the pre-tax income over $1 million (50% of the Bonus Pool) to the extent, if any, that the Bonus Pool exceeds $100,000.


7.  Subsequent Event

New Credit Agreement

        In October, 1996, the Company entered into a new credit agreement with NationsCredit, to replace the DFS facility discussed in Note 2. This agreement provides for a revolving credit line of up to $3,000,000 based upon 100% of eligible inventory and 80% of eligible trade receivables. On inventory items, Naft will finance the purchase invoice through the line of credit and pay no interest for the first 30 days. After the expiration of such 30 day period, interest will accrue at the prime rate plus 1.75%. Any borrowings under this agreement are secured by substantially all of the assets of Naft and a cross guaranty of the Company.

PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

                           The Company's Certificate of Incorporation limits
the liability of Directors to the maximum extent permitted by Delaware General Corporation Law. Delaware law provides that the directors of a corporation will not be personally liable to such corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability
(i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derives an improper personal benefit. The
Company's By-laws provide that the Company shall indemnify its directors and officers under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and the Company is required to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

                  The directors and officers of the Company are insured (subject to certain exceptions and deductions) against liabilities that they may incur in their capacity as such, including liabilities under the Act, other than liabilities thereunder arising in connection with this Offering, under a liability insurance policy carried by the Company. Such policy provides coverage in an aggregate amount of $1,000,000 (subject to retentions ranging from $75,000 to $150,000).


Item 25.                   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

                           The estimated expenses, excluding warrant
solicitation fees, in connection with this offering are as follows:


                                                                    Amount

         SEC Registration Fee...................................$  2,936.00
         Boston Stock Exchange Filing Fee.......................  15,000.00
         Nasdaq Filing Fee......................................   7,500.00
         Printing*..............................................   9,500.00
         Legal Fees and Expenses*...............................  98,000.00
         Warrant Solicitation Fee*.............................. 248,000.00
         Accounting Fees and Expenses*..........................   7,500.00
         "Blue Sky" Fees and Expenses*..........................  65,000.00
         Warrant Agent Fees*....................................   2,500.00
         Miscellaneous*.........................................   3,439.00
         Total..................................................$459,375.00

* Indicates expenses that have been estimated for purposes of this filing.

ITEM 26.           RECENT SALES OF UNREGISTERED SECURITIES

                   Since the inception of the Company in 1989, the Company has made the following sales of unregistered securities, all of which were exempt from the registration requirements of the Act pursuant to Section 4(2) thereof:

                   In June 1994, the Company sold 100 shares of the Company's Common Stock (or 50% of the then issued and outstanding common stock) to Harpoon Holdings, Ltd. ("Harpoon") for $200,000; which sum was credited to capital stock and paid-in capital.

Simultaneously therewith, the Company received a $300,000 loan from Harpoon and issued a promissory note in principal amount of $300,000 to Harpoon Holdings, Ltd. to evidence such loan.

                   In October 1995, the Company issued 9% promissory notes in the aggregate principal amount of $250,000 (the "Bridge Notes") due on the earlier of the completion of its initial public offering, or October 20, 1997 to the Bridge Lenders to evidence loans for such amount, and also issued to the eight individual Bridge Lenders, for $.01 per share, an aggregate of 35,710 shares of the Company's fully paid and non-assessable Common Stock as a fee for making the loan.


ITEM 27.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


                                  EXHIBIT INDEX


                           Exhibit                                                                Page
Number             Description                                                                     No.

1                  Form of Underwriting Agreement between
                   the Company and Rickel & Associates, Inc.
                   ("Rickel"), the Underwriter.(2)

3(a) Certificate of Incorporation of the Company, dated September 29, 1995.(1)

3(b)               By-laws of the Company.(1)

4(a)               Specimen Stock Certificate.(3)


4(b) Form of Old Warrant Agent Agreement (including Form of Redeemable Warrant).(3)

4(c)               Form of Underwriter's Warrant.(3)

4(d)               Specimen Old Warrant Certificate.(3)

4(e) Form of Class B Warrant Agent Agreement by and between the Company and Continental
                   Stock Transfer and Trust Company.

4(f)               Specimen Class B Warrant Certificate.

5                  Opinion of Milberg Weiss Bershad and Hynes & Lerach LLP.

10(a)              Sublease for Penthouse Suite 907D between Rhodes


                                      II-3

                   Associates, Cable Building Associates,
                   Team Baseballs, Inc. and Stellar Graphics Corp., dated as of July 7, 1995.(2)

10(b)              Agreement for Wholesale Financing for MicroAge
                   Commercial Credit Dealers between NAFT International
                   Ltd. and MicroAge Computer Centers, Inc., dated as of July 21, 1993.(1)

10(c) Bell Technology Group Ltd. 1995 Stock Option Plan, adopted September 29, 1995.(1)(+)

10(d)              Irrevocable Proxy Agreement between Harpoon Holdings
                   Ltd. and Marc H. Bell, dated as of October 1, 1995.(1)

10(e)              Employment Agreement between Marc H. Bell and the
                   Company dated as of October 1, 1995.(1)(+)

10(f) Employment Agreement between Robert Bell and the Company dated as of October 1, 1995.(1)(+)

10(g)              Share Deposit Agreement between Marc H. Bell, Harpoon
                   Holdings Ltd., the Company, and Rickel & Associates.(3)

10(h)              Form of Consulting Agreement between the Company, and
                   Rickel & Associates.(1)

10(j) Amendment to Employment Agreement between Marc H. Bell and the Company dated as of January 1, 1996.(4)(+)

10(k) Amendment to Employment Agreement between Robert Bell and the Company dated as of January 1, 1996.(4)(+)

10(l)              Security Agreement with NationsCredit Commercial
                   Corporation of America and NAFT International Ltd.
                   dated October 1996.(4)

10(m)              Agreement of Lease between Bell Technology Group Ltd.
                   and Puck Associates dated as of July 23, 1996.(4)

21                 List of Subsidiaries.

23(a)              Consent of Arthur Andersen LLP.

23(b)              Consent of Milberg Weiss Bershad Hynes & Lerach LLP
                   (included in its opinion filed as Exhibit 5 to this Registration Statement)


---------------------

(1) Incorporated by reference to Registration Statement on Form SB-2 (File No. 33-98978) filed November 3, 1995.

(2) Incorporated by reference to Amendment No. 1 to the Registration Statement filed December 20, 1995.

(3) Incorporated by reference to Amendment No. 2 to the Registration Statement filed January 23, 1996, declared effective January 24, 1996.

(4) Incorporated by reference to the Company's Annual report on Form 10-KSB for the year ended September 30, 1996.

(+) Denotes a management contract or compensatory plan, contract or agreement.


ITEM 28.  UNDERTAKINGS

                   (a) The undersigned registrant hereby undertakes that it will:

                           (1) File, during any period in which it offers or
sells securities, a post-effective amendment to this registration statement to include any additional or changed material information on the plan of distribution.

                           (2) For determining liability under the Securities
Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                           (3) File a post-effective amendment to remove from
registration any of the securities that remain unsold at the end of the offering.

                   (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                   SIGNATURES

                           Pursuant to the requirements of the Securities Act
of 1933, as amended, the Registrant certifies that it has reasonable ground to believe that it meets all the requirements for filing on Form SB 2 and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 13,  1997

                                          BELL TECHNOLOGY GROUP LTD.

                                          By/S/
                                                   Marc H. Bell
                                               Chief Executive Officer

                  Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Dated: March 13,  1997                      /S/
                                                       Marc H. Bell
                                                  Chief Executive Officer
                                                       and Director

Date: March 13,  1997                       /S/
                                                       Robert B. Bell
                                                  Executive Vice President,
                                                    Chief Financial Officer
                                                         and Director

Date: March 13,  1997                       /S/
                                                          Alan Levy
                                                          Treasurer
                                                  (Chief Accounting Officer)


Date: March 13,  1997                       /S/
                                                          Martin Fox
                                                           Director

Date: March   ,  1997
                                                       Tsuyoshi Shiraishi
                                                            Director

Date: March 13,  1997                       /S/
                                                        Richard Videbeck
                                                            Director